SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02058630

PROCESSED
SEP 23 2002
THOMSON FINANCIAL

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For September 16, 2002

Transportadora de Gas del Sur S.A.
Don Bosco 3672, Fifth Floor
1206 Capital Federal
Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K consists of 63 pages.

SEC MAIL RECEIVED PROCESSING
SEP 20 2002
WASH. D.C. 155 SECTION

This Form 6-K contains the following information, which has been filed with the Bolsa de Comercio de Buenos Aires, and the Comisión Nacional de Valores.

- Financial statements as of and for the six month period ended June 30, 2002.

- Press release on earning release for the second quarter ended June 30, 2002.

- Press release confirming the results of the second quarter ended June 30, 2002, previously announced.

TRANSPORTADORA DE GAS DEL SUR S.A.
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2002 AND 2001
(Stated in thousands of Argentine pesos as described in Note 3.a)

	2002	2001
CURRENT ASSETS		
Cash	4,794	1,495
Investments (Exhibit D)	188,102	25,601
Trade receivables (Note 4)	98,268	111,453
Other receivables	31,082	23,304
Inventories	2,091	6,774
Total current assets	324,337	168,627
NON CURRENT ASSETS		
Trade receivables (Note 7.a)	8,228	102,980
Other receivables (Note 3.k)	17,656	23,447
Investments (Exhibit C)	32,023	19,752
Property, plant and equipment (Exhibit A)	5,316,261	4,014,469
Intangible assets (Exhibit B)	67,454	84,077
Total non current assets	5,441,622	4,244,725
Total assets	5,765,959	4,413,352
CURRENT LIABILITIES		
Accounts payable	74,316	131,601
Loans (Note 6)	1,939,739	203,433
Payroll and social security taxes	2,999	5,890
Taxes payable (Note 3.k)	17,716	44,662
Other liabilities	2,443	2,787
Total current liabilities	2,037,213	388,373
NON CURRENT LIABILITIES		
Loans (Note 6)	2,057,826	1,849,088
Total liabilities	4,095,039	2,237,461
MINORITY INTEREST	-	-
SHAREHOLDERS' EQUITY	1,670,920	2,175,891
Total liabilities and shareholders' equity	5,765,959	4,413,352

Notes 1 to 12 and Exhibits A to I are integral parts of these statements.

Rafael Fernández Morandé
President

TRANSPORTADORA DE GAS DEL SUR S.A.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(Stated in thousands of Argentine pesos as described in Note 3.a., except for per share and per ADS amounts in Argentine pesos)

	2002	2001
NET REVENUES (Note 4)	434,448	507,010
COST OF SALES (Exhibits F and H)	(191,389)	(177,795)
Gross operating profit	243,059	329,215
ADMINISTRATIVE EXPENSES (Exhibit H)	(15,482)	(24,744)
SELLING EXPENSES (Exhibit H)	(1,861)	(3,404)
Operating income	225,716	301,067
OTHER INCOME, NET	(1,720)	(2,312)
EQUITY IN EARNINGS OF AFFILIATE	1,657	-
NET FINANCIAL EXPENSE (Note 3.n)	(711,426)	(86,102)
Net (loss) income before income tax and minority interest	(485,773)	212,653
INCOME TAX EXPENSE (Note 3.k)	(627)	(76,918)
MINORITY INTEREST	-	-
Net (loss) income	(486,400)	135,735
(Loss) earnings per share (Note 3.e)	(0.61)	0.17
(Loss) earnings per ADS (Note 3.e)	(3.06)	0.85

Notes 1 to 12 and Exhibits A to I are integral parts of these statements.

Rafael Fernández Morandé
President

TRANSPORTADORA DE GAS DEL SUR S.A.
AND SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
(Stated in thousands of Argentine pesos as described in Note 3.a.)

	2002						2001
	Shareholders' Contributions			Retained Earnings			
	Capital Stock	Adjustment to Capital Stock	Subtotal	Legal Reserve	Unappropriated Retained Earnings	Total Shareholders' Equity	Total Shareholders' Equity
Balance at beginning of year	794,495	931,454	1,725,949	126,296	305,075	2,157,320	2,129,521
Resolutions of the Ordinary Shareholders' Meeting held on May 14, 2002 (Notes 8.c):							
Legal Reserve	-	-	-	5,868	(5,868)	-	-
Cash dividends	-	-	-	-	-	-	(89,365)
Net (loss) income for the period	-	-	-	-	(486,400)	(486,400)	135,735
Balance at the end of period	794,495	931,454	1,725,949	132,164	(187,193)	1,670,920	2,175,891

Notes 1 to 12 and Exhibits A to I are integral parts of these statements.

Rafael Fernández Morandé
President

TRANSPORTADORA DE GAS DEL SUR S. A.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
(Stated in thousands of Argentine pesos as described in Note 3.a)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	(486,400)	135,735
Reconciliation of net (loss) income to cash flows from operating activities:		
Depreciation of property, plant and equipment	104,138	72,591
Amortization of intangible assets	12,240	10,587
Consumption of materials	990	894
Increase of allowances	-	1,137
Equity in earnings of affiliate	(1,657)	-
Results for inflation	45,376	-
Foreign exchange rate loss	459,269	-
Changes in assets and liabilities:		
Trade receivables	(31,518)	(30,302)
Other receivables	(22,572)	(479)
Inventories	805	(4,570)
Accounts payable	31,755	9,370
Payroll and social security taxes	(2,563)	(2,647)
Taxes payable	7,057	(632)
Other liabilities	1,769	(291)
Interest payable and others	23,957	3,304
Cash flows from operating activities	142,646	194,697
CASH FLOWS USED IN INVESTING ACTIVITIES		
Acquisition of Government Bonds	-	(19,562)
Constitution of related company	(1,109)	(180)
Additions to property, plant and equipment	(58,157)	(273,322)
Cash flows used in investing activities	(59,266)	(293,064)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES		
Proceeds from loans	28,664	448,009
Payment of loans	(108,752)	(321,255)
Net increase in short term debt (1)	73,411	49,087
Dividends paid	-	(89,365)
Cash flows from (used in) financing activities	(6,677)	86,476
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	76,703	(11,891)
Cash and cash equivalents at the beginning of year	108,793	38,987
Cash and cash equivalents at the end of period	185,496	27,096

(1) Less than three-month maturity.

For supplemental information on cash flows, see Note 5.

Notes 1 to 12 and Exhibits A to I are integral parts of these statements.

Rafael Fernández Morandé
President

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
(Amounts stated in thousands of Argentine pesos as described in Note 3.a., except for per share and per ADS amounts in Argentine pesos or where otherwise indicated)

1. ORGANIZATION AND START-UP OF THE COMPANY

Transportadora de Gas del Sur S.A. ("the Company" or "TGS") is one of the companies created as a result of the privatization of Gas del Estado S.E. ("GdE"). The Company commenced commercial operations on December 29, 1992 and is engaged in the transportation of natural gas and production and commercialization of natural gas liquids ("NGL") in Argentina. TGS's pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years ("the License") was exclusively granted to the Company. TGS is entitled to a one time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas ("ENARGAS"). The General Cerri Gas Processing Complex (the "Cerri Complex"), where the Company processes natural gas by extracting NGL, was transferred along with the gas transmission assets. The Company also renders upstream services which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and transportation and pipeline construction, operation and maintenance services.

TGS's controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Pecom Energía and Enron Corp. ("Enron") hold approximately 70% of the Company's common stock. CIESA is owned 50% by Pecom Energía S.A. (formerly Perez Companc S.A.) ("Pecom Energía") and a subsidiary and 50% by subsidiaries of Enron. The remaining ownership of TGS' capital stock is held by local and foreign investors.

2. ARGENTINE ECONOMIC FRAMEWORK

Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, high interest rates, a significant decline in deposit levels, country risk indicators far above normal average and an economic recession that has already lasted more than four years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. The Government's ability to comply with its commitments has been impaired, as has access to bank financing.

As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, the Government declared default on external debt servicing.

On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25561 (Law on public emergency and exchange system reform) that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. On February 2002, the Government announced new economic measures that were regulated by Decree 214 (Restructuring of the financial system) and Decree 260 (Exchange Regime), substantially modifying some of the measures implemented by the Public Emergency Law. These decrees are still being complemented by other regulations being issued by the various control agencies, some of which may have been pending at the date on which these financial statements were prepared. In addition, on April 24, 2002 the Government signed an agreement with provincial governors, which, together with other changes to the National Administration, will lay down the basis for further measures that have yet to be issued or fully implemented.

Listed below are some of the measures adopted by the Government that are in force at the date of filing these financial statements and the effect they have on the Company's economic and financial situation.

Exchange system

The Government issued Decree 260 (Exchange Regime) establishing a single free exchange market system through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. Currently, prior approval of the Central Bank is requested to carry out certain transfers abroad of a financial nature and besides, certain requirements should be complied for the settlement of foreign exchange and the entrance of foreign currencies into the country .

Deposits in Argentine financial institutions

Under the terms of Decree 214, before mentioned, deposits in U.S. dollars or other foreign currencies in financial institutions will be converted to pesos at the exchange rate of $ 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of certain balances in current accounts and savings accounts in dollars and fixed term deposits in pesos or dollars, which will be returned to their owners in installments and the amounts and due dates will depend on the balances recorded. As from February 3, 2002 a reference stabilization index (CER) and an interest rate will be applied to these rescheduled deposits. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the INDEC.

Financial debts in foreign currency with Argentine financial entities

Pursuant to Decree 214, debts in U.S. dollars or other foreign currencies in the financial system were converted to pesos at the rate of exchange of $ 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 the reference stabilization index (CER) and an interest rate will be applied to these debts.

Regulatory framework

The Emergency Law established the suspension of utility tariff adjustment clauses in contracts for public works and services by reference to the value of the dollar or another foreign currency or to rates based on price indices in effect in other countries, or any other adjustment mechanism. The tariffs are set in pesos at the rate of 1 Peso per 1 U.S. dollar. The abovementioned law authorizes the National Government to renegotiate the contracts for public services, taking into account the following criteria: i) the impact of tariffs on the economic competitiveness and the distribution of income, ii) the quality of the services and investment plans, if regulated by contract, iii) the users' interests and the availability of services, i) the safety of the systems and v) the profitability of utility companies.

On February 12, 2002, the National Government issued Decree No. 293 instructing the Ministry of Economy to renegotiate the contracts with utility companies and created a Committee for the Renegotiation of Contracts for Public Works and Services ("the Renegotiation Committee"). By Decree No. 370 dated February 22, 2002 the members of the Committee were designated, including a representative of the consumer sector. This Committee will advise and assist the Ministry of Economy, which must present a proposal for renegotiation or recommend the Executive Branch to terminate the contracts within 120 days as from February 15, 2002 for presentation to the corresponding bicameral commissions of Congress.

On March 21, 2002, the Renegotiation Commission issued the guidelines of the renegotiation process approved by the Ministry of Economy to the holders of the gas transportation and distribution licenses. In April 2002, TGS presented the information required by those guidelines to the Commission, stating the rights of the Company and its investors.

The original 120-day renegotiation term was officially extended indefinitely. In addition, Decree No. 293 established that the tariff renegotiation process requires approval of the National Congress. The final resolution of the renegotiation process is uncertain as regards the time it will take and the results to be obtained.

In early August 2002, the Renegotiation Commission asked the license holders to inform the tariff increase requested by them. TGS answered requesting that a public hearing be held to discuss the matter, which is contemplated in the License.

Credits and debts not related to the financial system

The obligation to pay sums denominated in dollars or other foreign currency that are not related to the financial system, whatever their origin or nature, were converted to pesos at the exchange rate of $ 1 to US$ 1 or its equivalent in such other foreign currency. The reference stabilization index (CER) is to be applied to these balances as from February 3, 2002. If application of this provision were to lead to the resulting value of the item, good or service being higher or lower at the time of payment, either of the parties can request a fair readjustment of the price. If no agreement is reached, the case will be submitted to the Courts.

Deferral of the deduction of exchange differences from income tax

The net negative results caused by this devaluation will be deductible from income tax over the next five fiscal years.

Valuation of balances in foreign currency - Capitalization of exchange differences

As established by Resolution 1/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) and Resolution No. 392 of the National Securities Commission (CNV), the Company has given recognition to the effects of the devaluation beginning on January 1, 2002 .

As established by Resolution 3/2002 issued by the CPCECABA and Resolution No. 398 of the CNV, exchange differences arising out of the devaluation of the Argentine currency as from January 6, 2002 and other effects derived from that devaluation on liabilities stated in foreign currency that existed at that date should be charged against the cost value of the assets acquired or constructed through such financing if the relationship is direct, and as an alternative criterion it will be possible to opt to give similar treatment to the exchange differences generated by indirect financing, in both situation limited by the recoverable value.

The Company has applied these rules, and has capitalized an exchange difference in property plant and equipment that amounting to 1,360,841(alternative criterion).

Calculation of the capitalized exchange difference derived from indirect financing has been based on the exchange differences arising out of the devaluation of the Argentine currency as from January 6, 2002 and other effects derived from that devaluation on liabilities stated in foreign currency that existed at that date, excluding first the liabilities to cover working capital needs and to finance other assets not enable to capitalization, and the remaining was associated to the indirect financing of the assets that allow such imputation.

The remaining exchange differences arising during the period were charged to income and disclosed under "Net financial expense".

Recognition of the effects of changes in the purchasing power of the currency

As established by Resolution 3/2002 of the CPCECABA the financial statements consider the effects of changes in the purchasing power of the currency in accordance with the guidelines of Technical Pronouncement No.6 of the Argentine Federation of Professional Councils in Economic Sciences, as modified by Technical Pronouncement No.19 of the same institution. Note 3.a) on Accounting Standards provides details of this situation.

Impact on the Company's financial situation

Changes in the country's economic conditions and the situations that have been described impact on the future economic and financial equation of the Company, generating uncertainty regarding the future development of its business.

Company Management is currently defining and implementing an action plan to counteract the impact of this situation on the Company's results. Although Management considers that the action plan implemented will contribute to mitigating that negative impact, no assurance can be provided that it will succeed in implementing it and if once implemented it will meet the objectives.

The above situations were taken into account by the Company's management at the time of preparing the significant estimates included in these financial statements, which include those corresponding to the recoverable value of non-current assets. To this end, the Board of TGS prepares economic and financial projections regularly based on alternative scenarios considering probable macroeconomic, financial, market and regulatory assumptions. Based on the above situations, changes in prices and adjustments to the operating costs of TGS were considered in the projections, so as to rebuild its economic and financial equation. Future results could differ from those estimated.

As of June 30, 2002 TGS has not been able to comply with the covenants described in paragraph ii) and iii) of Note 6 mainly due to the effect of the devaluation of the Argentine peso on the financial debt in dollar s that the Company is liable to as of June 30, 2002 and the interests accrued by such debt in the period. At the date of the issuance of these financial statements, TGS is still renegotiating with the creditors such financial covenants. If not such agreement is achieved, it might be the case that long-term financial debts could become claimable in the short term with all the consequent difficulties that would arise for the settlement.

The impact generated by all these measures adopted to date by the Government on the financial situation of the Company at June 30, 2002 was calculated according to the evaluations and estimates made by Management at the date of preparing the financial statements. Actual results could differ from the evaluations and estimates made at the date of preparing these financial statements and these differences could be significant. Therefore, the Company's financial statements may not report all the adjustments that could result from these adverse conditions. Furthermore, at this time it is not possible to foresee the future development of the country's economy, the result of the License and covenants renegotiation process, or the consequences on the economic and financial situation of the Company. Thus, any decision that must be made on the basis of these financial statements must take into account the effects of these measures and their future development and the Company's financial statements must be considered in the light of these uncertain circumstances.

3. BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In accordance with generally accepted accounting principles in Argentina ("Argentine GAAP") and current Argentine legislation, the presentation of the TGS's individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for Securities and Exchange Commission ("SEC") reporting purposes. The consolidated financial statements of the Company have been prepared in accordance with Argentine GAAP applicable to consolidated financial statements taking into consideration the regulations of the Argentine Securities Commission (Comisión Nacional de Valores - "CNV"). They also include certain additional disclosures in order to conform more closely to the form and content required by the SEC.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The consolidated financial statements for six-month periods ended June 30, 2002 and 2001 include the accounts of TGS and its subsidiary TELCOSUR S.A. ("TELCOSUR") and have been consolidated following the methodology established in Technical Resolution ("TR") N° 4 of the Argentine Federation of Professional Councils in Economic Sciences ("Argentine Federation"). The accounting policies used by TELCOSUR are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary control as of June 30, 2002 and 2001 is as follows:

Company	% of Shareholding and Votes	Closing Date	Legal Address
TELCOSUR S.A.	99.98	December 31,	Don Bosco 3672, 6th Floor, Buenos Aires

In late April 2000, ENARGAS issued Resolution N° 1,660 ("the Resolution") approving a chart of accounts and an accounts manual, including certain valuation, recording and disclosure criteria applicable to gas transportation and distribution companies, effective January 1, 2001. Regarding specific criteria for valuation of property, plant and equipment (described in Note 3.i), the Resolution became effective January 1, 2000. Additionally, on September 18, 2000, ENARGAS issued Resolution N° 1,903 to clarify the definitions and guidelines set forth in the Resolution.

ENARGAS, through the above-mentioned resolutions, stipulated that, among others, organizational and pre-operating costs and re-organization costs, shall not be considered as intangible assets. Consequently, ENARGAS required that the net book value of these concepts at December 31, 2000 should be completely amortized during the 2001 fiscal year. In October 2000, the Company filed an appeal before ENARGAS against the Resolution N° 1,903, requesting the overruling of such amortization criteria. As of December 31, 2000, 47.213 for these concepts were kept in the account "Intangible assets". In December 2000, TGS requested CNV to intercede with ENARGAS in order to continue recording its intangible assets in accordance with the governing Argentine GAAP. The Company started amortizing its organizational and pre-operating costs over a five-year period effective from January 1, 2001. During May 2001, the CNV determined that the new amortization period applied by TGS is reasonable.

The accounts balances and results as of June 30, 2001, included the effect of deferral of adjustments in the tariffs based on the PPI, which finally has been recorded as loss as of December 31, 2001. (See Note 7.a).

Account balances as of June 30, 2001 that are disclosed in the financial statements hereby arise from the restatement for the effects of inflation of the financial statements at such date to the currencies effective at June 30, 2002.

a) Restatement to constant Argentine pesos

The Company's consolidated financial statements include the effects of inflation up through August 31, 1995, utilizing the inflation restatement methodology established in TR N° 6 of the Argentine Federation. Effective September 1, 1995, the Company discontinued the restatement methodology, maintaining the effects of inflation accounted for in prior periods up to December 31, 2001, as provided by the CNV rules.

As established by Resolution 3/2002 of the CPCECABA as from January 1, 2002 the financial statements consider the effects of changes in the purchasing power of the currency in accordance with the guidelines of Technical Pronouncement No.6 of the Argentine Federation of Professional Councils in Economic Sciences, as modified by Technical Pronouncement No.19, considering that the accounting measurements restated with the change in the buying power currency up to the interruption of adjustments, as well as those that have an initial date during the period of stability, will be considered as expressed in December 2001's currency.

b) Derivative financial instruments

The Company utilizes derivative financial instruments to manage market risks reducing its exposure resulting from fluctuations in the interest rate and in the yen exchange rate. Such instruments are disclosed in Note 6 and include: interest rate swap and cap, foreign currency futures and interest rate swap for anticipated transactions. The Company does not use derivative financial instruments for trading of speculative purposes.

Gains and losses related to hedge instruments are deferred and included in the measurement of the gains and losses of the hedged position, which are included in the consolidated income statement under "Net financial expense". Gains and losses from hedging anticipated transactions are deferred until the gains and losses of the hedged position occur.

Accrued and realized gains and losses derived from such financial instruments, which at June 30, 2002 were not material, are included in the consolidated balance sheet as "Loans".

c) Argentine legal requirements

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

d) Amounts in foreign currencies

Such amounts have been valued at the relevant exchange rates in effect as of the end of each period, including accrued interest, if applicable. The respective detail is disclosed in Exhibit G.

e) Earnings and dividends per share and per ADS

Earnings and dividends per share and per American Depositary Shares ("ADS") have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class "B" shares.

f) Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

g) Inventories

Consist of natural gas in the pipeline system owned by TGS in excess of line pack, which is classified as property, plant and equipment, and NGL obtained from natural gas processing at the Cerri Complex. The Company values these inventories at replacement or reproduction cost, as applicable, at the end of each period. The carrying value of inventories does not exceed its recoverable value.

h) Non current investments:

Corresponds to the Government bonds to be held to maturity, which are disclosed in Exhibit C. Such bonds have been valued at its nominal value including accrued interests at June 30, 2002.

The investment in Gas Link S.A. ("LINK") at June 30, 2002, has been valued by the equity method, following the provisions established by TR N° 5 of the Argentine Federation. This investment has been calculated based on their respective financial statements as of such date, which were prepared applying criteria similar to those used by the company to prepare its financial statements. The investment in LINK has been adjusted by 6.282 due to the elimination of intercompany profits, following the provisions established by TR N° 5 of the Argentine Federation.

i) Property, plant and equipment

- Assets transferred from the privatization of GdE: its value was determined based on the price paid for the 70% of the Company's capital stock which amounted to US$ 561.2 million. This price was the basis to determine a total capital stock of US$ 801.7 million, which when added to the Initial Debt assumed under the Transfer Contract of US$ 395 million resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Contract, has been restated for the effects of inflation as described in Note 3.a).

- Line pack: represents the natural gas in the transportation system estimated necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 3.a).

- Foreign exchange rate: according with the established by the Resolution N° 3/2002 of the Professional Councils in Economic Sciences ("CPCECABA").and the Resolution N° 398 and 415 of the CNV, the Company has capitalized a foreign exchange rate that, amounting to 1.360.841 due to the argentine currency devaluation occurred since January 6, 2002, corresponds to liabilities in foreign currencies at such date, associated with the indirect financing of the assets that can be registered in such account (described in Note 2.).

- Additions: valued at acquisition cost restated for the effects of inflation as described in Note 3.a). The Company capitalizes the net cost of debt used to finance works in progress until such assets are ready to be placed in service. The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, the Resolutions N° 1,660 and N° 1,903 include definitions about which costs should be considered as improvements or maintenance expenses. Repairs and maintenance costs are expensed in the year in which they are incurred.

- Depreciation: the Company applied the straight-line method with a composite depreciation rate for all assets allocated to transportation service and to the NGL production and commercialization until December 31, 1999.

  Regarding the assets allocated to transportation service, the Resolutions N° 1,660 and N° 1,903 issued by ENARGAS established maximum useful lives applicable to each component of such assets to be applied effective January 1, 2000, which are lower than the useful lives applied by the Company through December, 31, 1999. The new useful lives applied by the Company, disclosed in Exhibit A, do not exceed the maximum useful lives, determined in such resolutions. The resolutions also outlines specific criteria for assets retirements. During the fiscal year 2000, in compliance with the provisions stated by ENARGAS in the mentioned resolutions and maintaining the straight line method, the Company changed the above mentioned composite depreciation rate, for individual depreciation rates for each component of the assets allocated to the gas transportation service.

  Regarding the assets allocated to NGL production and commercialization, during the fiscal year 2000, maintaining the straight line method, the Company also changed the composite depreciation rate, for individual depreciation rates for each component of the assets allocated to the NGL production and commercialization.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method at the rates disclosed in Exhibit A, recording the loss or gain on retirement of the assets in income of the year when incurred.

Regarding the foreign exchange rate capitalization, it is depreciated according to the remaining useful lives of the property, plant and equipment that led to such capitalization.

Based on result projections, the Company's management believes that the recorded value of property, plant and equipment, taken as a whole, does not exceed its recoverable value.

j) Intangible assets

Intangible assets are valued at historical cost, restated for the effects of inflation as described in Note 3.a), less related accumulated amortization. The amortization of the organization costs, pre-operating costs, cancellation costs of commitments assumed under the Transfer Contract and other costs was calculated over a deferral period of primarily thirty-five years through December 31, 2000, as described at the beginning of this Note. Starting January 1, 2001, the net book value of these concepts as of December 31, 2000 is amortized over a five-year period. The costs of hedging interest rates are deferred over the related loans term. Arrangement costs for the issuance of debt associated to Global Programs, as well as, the issuance debt costs are deferred over the related programs and loan terms, respectively.

k) TGS and TELCOSUR income tax and tax on minimum notional income

TGS and TELCOSUR accrued their respective income taxes using the 35% rate on their estimated taxable income for the fiscal year, without considering the effect of temporary differences between the accounting income and the taxable income. Additionally, TGS and TELCOSUR accrues their tax on minimum notional income using the 1% rate on the computable assets as of the end of each year. This tax is complementary to income tax. TGS and TELCOSUR's final tax liability will be equal to the higher of both taxes. However, should the tax on minimum notional income exceed the income tax, in any given year, such excess may be applied to reduce any excess of income tax over the tax on minimum notional income in any of the ten succeeding years.

As of June 30, 2002, TGS did not accrue income tax due to the estimation of a income tax loss carryforward due to the foreign exchange rate loss originated by the argentine currency devaluation. This net loss may only be deducted from income tax by up to 20% per annum in each of the first five fiscal years ended after the effective date of the Emergency Law. TGS has accrued 9,881 as tax on minimum notional income as of June 30, 2002, which was recorded in the account "Other non current receivables". Based on the paragraph above, TGS's management estimates that such tax receivable is fully recoverable.

Income tax accrual included in "Taxes payable" an amount of 42,696 net of advanced payments amounting to 33,723 as of June 30, 2001.

As of June 30, 2002, TELCOSUR did not accrue income tax due to the existence of accumulated income tax loss carry-forward and TELCOSUR accrued 14 and 20 as tax on minimum notional income as of June 30, 2002 and 2001 respectively, which were recorded in the account "Other non-current receivables". Based on the paragraph above, TELCOSUR's management estimates that such taxes receivables are fully recoverable. As of December 31, 2001, TELCOSUR income tax loss carry-forward amounted to approximately Ps. 1,1 million, which may be applied to compensate future income tax through 2005. In each fiscal year in which a tax loss carry-forward is applied, the tax benefit (effect of the tax rate on the used tax loss carry-forward) will be materialized as long as actual income tax (net of compensation) is equal to or higher than the minimum notional income tax but will be reduced by any excess of the minimum notional income taxes over the actual income tax.

l) Allowances and provision for contingencies

Deducted from assets: accrued to decrease trade receivables valuation. Such allowance covers some receivables unlikely to be recovered as a result of the analysis of such made by Company's management.

Included in liabilities: accrued to cover contingent situations that may originate liabilities for the Company. Such contingent liabilities are assessed by the Company's management based on occurrence likelihood and based on the opinion of the Company's legal counsel. The detail of allowances is disclosed in Exhibit E.

m) Shareholders' equity accounts

These accounts have been restated for the effects of inflation as described in Note 3.a), except for "Capital Stock" which is valued at original cost. The effect of the adjustment to restate this account as described in Note 3.a) has been disclosed in the account "Adjustment to Capital Stock".

n) Income statement accounts

Expenses related to depreciation and amortization of non-monetary assets have been restated based on the origin of such assets for the effects of inflation as described in Note 3.a).

Financial and tenancy results generated by assets and liabilities shown in the consolidated statement of income mainly include the following concepts: interests, results generated by the change in purchasing power of the argentine pesos and the fixed loss not capitalized in fixed assets by June 30, 2002, as described in Note 2.

The breakdown of "Net Financial Expense", generated on assets and on liabilities for the six-month periods ended June 30, 2002 and 2001 is as follows:

	Gain (Loss)	
	2002	**2001**
Generated on assets		
. Interests	5,997	4,419
. Inflation Exposure results	(209,270)	-
. Exchange Rate – Real	163,632	-
. Total GOA	(39,641)	4,419
Generated on liabilities		
. Interests	(112,860)	(80,412) (1)
. Inflation Exposure results	66,722	-
. Exchange Rate – Real	(606,567)	(2,490)
. Depreciation of Intangible properties	(7,328)	(5,675)
. Others	(11,752)	(1,944)
. Total GOL	(671,785)	(90,521)
.Total	(711,426)	(86,102)

(1) Net of 8,337 capitalized interest

4. CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's principal business is to provide natural gas transportation service through its pipeline system. Also, the Company produces and commercializes NGL at the Cerri Complex and renders other non-regulated services.

Operating income consists of net revenues less operating expenses. In the calculation of operating income, the following items have not been included: other income, net, equity in earnings of affiliate, net financial expense and income tax expense.

Assets identifiable with each segment are those used by the Company to develop each business. Assets that cannot be identified with a specific segment have been grouped under "Corporate" and include investments, among others. Regarding transactions held between the business segments, TGS billed TELCOSUR 2,751 and 1,956 for the provision of telecommunication facilities and 215 and 307 for administrative services, respectively, for the six-month periods ended June 30, 2002 and 2001. On the other hand, TELCOSUR billed TGS 1,496 and 1,827 for telecommunication services rendered in the six-month periods ended June 30, 2002 and 2001. Such transactions were eliminated for financial statement consolidation purposes, following the methodology established in TR No. 4 of the Argentine Federation.

There is not any revenue between the business segments.

At June 30, 2002	Gas transportation	NGL production and commercialization	Other services	Corporate	Total
Net revenues	275,106	139,315	20,027	-	434,448
Operating income (loss)	151,890	87,962	3,207	(17,343)	225,716
Depreciation of property, plant and equipment	77,606	14,356	7,446	4,730	104,138
Additions to property, plant and equipment (includes work in progress)	51,034	1,073	1,591	215	53,913
Identifiable assets	4,809,721	482,315	215,145	258,778	5,765,959

At June 30, 2001	Gas transportation	NGL production and commercialization	Other services	Corporate	Total
Net revenues	401,837	93,240	11,933	-	507,010
Operating income (loss)	291,583	36,188	1,444	(28,148)	301,067
Depreciation of property, plant and equipment	53,764	10,432	2,979	5,416	72,591
Additions to property, plant and equipment (includes work in progress)	242,248	3,011	52,650	996	298,905
Identifiable assets	3,778,551	366,512	159,726	108,563	4,413,352

The Company provides credit in the normal course of its gas transportation business principally to gas distribution companies, Pecom Energía, Profertil S.A. ("Profertil") and YPF S.A. ("YPF"). Concentration of credit and principal customers gross revenues from gas transportation for the six-month periods ended June 30, 2002 and 2001 ended June 30, 2002 and 2001 are as follows:

	2002		2001 (1)	
Gas transportation:	**Gross revenues**	**Trade receivables**	**Gross revenues**	**Trade receivables**
MetroGas S.A.	119,703	20,302	167,345	35,877
Camuzzi Gas Pampeana S.A.	52,633	7,370	74,193	14,859
Gas Natural BAN S.A.	41,745	6,249	50,538	12,230
Pecom Energía.	15,925	303	18,592	3,666
Camuzzi Gas del Sur S.A.	11,523	7,712	14,926	3,183
YPF	8,262	1,807	8,105	3,298
Profertil	7,985	966	12,747	2,212

The principal customers in the NGL production and commercialization segment are Polisur S.A., Petrobras International Finance Company ("Petrobras") and YPF. The amounts of trade receivables and gross revenues for these customers for the six-month periods ended June 30, 2002 and 2001 are as follows:

	2002		2001	
LPG Production and Commercialization	**Gross revenues**	**Trade receivables**	**Gross revenues**	**Trade receivables**
Petrobras	40,243	23,836	11,888	3,789
Polisur	33,989	4,138	26,289	2,490
YPF	11,471	6,814	9,036	2,209
RYTTSA	-	-	12,840	2,441

5. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

In the preparation of the consolidated statements of cash flows, cash and cash equivalents include investments with original maturities of three months or less. The Company uses the indirect method, which requires a series of adjustments to the period's net income to obtain the cash flows from operating activities.

Cash paid for income tax and interest during the six-month periods ended June 30, 2002 and 2001 is as follows:

	2002	2001
Income tax	19,606	68,273
Interest (net of capitalized amounts)	158,804	85,026

Non-cash investing activities for the six-month periods ended June 30, 2002 and 2001 include fixed assets acquisitions amounting to 8,678 and 29,793 unpaid at such dates, respectively, as well as the financed acquisition of fixed assets, which amounted to 405 at June 30 , 2002.

6. LOANS

At June 30, 2002, TGS is a party to various short-term credit agreements with a total outstanding amount of 1,939,739. These loans mainly include US$ 100,000 from the third issuance of notes under the 1993 Global Program which bears interest at 2.83%, and US$ 300 million from the first and second issuance of notes under the 1999 Global Program (US$ 150 million each issuance) which bear interests at 4.87% and 10.38% annually, respectivelly. The weighted average interest rate as of June 30, 2002 for such agreements without the issuances under Global Program above described, is approximately 8.37%.

Long-term debt outstanding at June 30, 2002 and 2001 consisted of the following:

	2002	2001
-1993 Global Program: third issuance due 2002	-	195,620
-Inter-American Development Bank ("IDB") Loans due through 2011 (interest rates between 5.72% and 10.19%)	1,238,800	637,721
-1999 Global Program: first issuance due 2003	-	293,430
-1999 Global Program: second issuance due 2003, interest rate of 10.38% (1)	-	292,906
-2000 Global Program: first issuance due 2006, interest rate of 3.95 %	760,000	391,240
-Other bank borrowings due through 2006 (interest rates ranging between 2.49% and 4.37% in 2002)	59,026	38,171
	2,057,826	1,849,088

(1) Net of issuance discounts.

Detailed information on significant debt as of June 30, 2002, is as follows:

- Debt issuances under Global Programs:

1993 Global Program:

At the Shareholders' Meeting held on August 27, 1993, the establishment of a Global Program for the issuance of short and medium Term Notes (Eurocommercial Papers ("ECP") and Euro Medium Term Notes ("EMTN"), respectively) was approved. The Program allowed an aggregate notional outstanding amount at any given time of US$ 350 million. At the Shareholders' Meeting held on March 6, 1996, the maximum amount of this Program was increased to US$ 500 million. The Global Program had been registered with the Bolsa de Comercio de Buenos Aires ("BCBA") and the CNV.

The description of the outstanding issuance under this Global Program as of June 30, 2002, is as follows:

- *Third issuance*: Five-year registered notes due December 18, 2002, in one payment for an aggregate amount of US$ 100 million bearing interest at six-month LIBOR plus 0.65% through the first year, stepping up to 0.85% in the fifth year. The notes were approved for trading in the Luxembourg Stock Exchange and in the BCBA. Net proceeds from the placement were used to debt refinancing, to finance capital expenditures and working capital needs.

1999 Global Program:

The Shareholders' Meeting held on February 17, 1999, ratified the authorization given by the Shareholders' Meeting held on February 17, 1998, for the creation of a new US$ 500 million Global Program, to replace the 1993 Global Program which expired at the end of 1998. This program has been authorized by the CNV, the

BCBA and the Luxembourg Stock Exchange. The description of the outstanding issuances under this Global Program as of June 30, 2002, is as follows:

- *First issuance*: Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million, maturing in a single payment on March 27, 2003. The notes bear interest at 30, 60, 90 or 180 days LIBOR, as the Company may choose, plus 2.25% through the first year, stepping up to 3% in the third year. The next interest payment due on June 27, 2002. The BCBA authorized the public trading of this issuance. Net proceeds from this transaction were applied to refinance the issuances under the 1997 Global Program, created in February 1997 for a term of 36 months and whose last issuances were cancelled on March 27, 2000.

- *Second issuance:* Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million, issued at a price of 99.694%, maturing in a single payment on April 15, 2003. The notes bear interest at an annual fixed rate of 10.38%, payable semi-annually. The Luxembourg Stock Exchange, BCBA and Mercado Abierto Electrónico have authorized the public trading of this issuance. Net proceeds from this transaction were exclusively used to prepay and partially refinance the second issuance under the 1996 Global Program, which matured in June 2000.

2000 Global Program:

The Shareholders' Meeting held on February 22, 2000, approved the creation of a new Global Program for the issuance of short and medium-term notes for a maximum outstanding amount of US$ 300 million, in order to replace the 1997 Global Program. This program has been authorized by the CNV, the BCBA and the Luxembourg Stock Exchange. The description of the outstanding issuance under this Global Program as of June 30, 2002, is as follows:

- *First issuance:* Medium-term (5 years) registered note in an aggregate principal amount of US$ 200 million with final maturity on April 24, 2006, which was privately placed. Debt will be paid in five equal semiannual installments with a 36-month grace period. The note bears interest at LIBOR, plus 1.955% annual, payable quarterly. The note was acquired by the financial trust "Titan TGS 2001" and is the underlying assets of the Class "A" and "B" notes issued by such trust. Class "A" notes are covered through an insurance provided by "Overseas Private Investment Corporation" ("OPIC"), that covers risk of funds remittance covering no convertibility of local currency, no transfer and expropriation. Proceeds from this transaction will be applied to finance investment plan for the period 2001-2003. Pending the application of these funds to such purpose they were partially used to repay the first issuance under the 1996 Global Program that amounted to US$ 150 million and matured on April 25, 2001.

- <u>IDB loans</u>

In the first half of 1999, TGS collected funds from the IDB loan agreement which total US$ 226 million. The transaction has a final maturity of 12 years, with a five-year grace period which results in an eight and a half-year average life. The IDB loan agreement is structured through an A loan disbursement of US$ 50 million which is funded by the IDB and a B loan disbursement of US$ 176 million which was raised through a private placement to foreign investors. IDB is the lender of record and administrator for both the A and B loans disbursements. The transaction was priced at 450 basis points over an average US Treasury bond interest rate settled at 5.15% (for US$ 200 million) and at 375 basis points over LIBOR (for the remaining US$ 26 million). The proceeds of the transaction were received with the purpose of financing part of the capital expenditures over the period 1998-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

Additionally, in November 1999, TGS received another loan which totals US$ 100 million from the IDB loan agreement mentioned above. The transaction has a final maturity of eleven and a half years, with a four and a half-year grace period and an eight-year average life. The IDB loan agreement is structured through an A loan disbursement of US$ 25 million which is funded directly by the IDB and a B loan disbursement of US$ 75

million which was raised through a private placement to foreign investors. The transaction was priced at 420 basis points over an average US Treasury bond interest rate settled at 5.99%. The proceeds of the transaction were received with the purpose of financing part of the capital expenditures over the period 1999-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

- Other bank borrowings:

  Include credit lines granted by the Export Import Bank of USA ("Eximbank") payable over five years in semi-annual installments accruing interest at 180-day LIBOR plus 0.20% or 0.40% per annum depending on the credit line. As of June 30, 2002 and 2001, the current outstanding principal of such debt amounted to 24,258 and 13,490, respectively, and the non-current portion amounted to 19,522 and 22,539, respectively.

- Covenants:

  The Company must comply with the restrictive covenants contained in its debt agreements which include, among others, the following:

  i) restrictions to create liens: as long as any note issued remains outstanding, the Company may not encumber its assets or its present or future revenues with debt incurred which in the aggregate exceeds US$ 10 million or US$ 20 million depending of each global program, unless the Company finances, in full or in part, the purchase or construction of the assets so encumbered.

  ii) restrictions on the level of indebtedness: as of the closing date of annual and/or interim financial statements, debt assumed by the Company may not exceed 60% or 65% (as applicable, according to the respective TGS's Global Programs) of the sum of total debt plus shareholders' equity. Additionally, under the IDB loan agreement, debt assumed by the Company may not exceed 65% of the sum of total debt plus shareholders' equity, minus intangible assets, deferred issuance discounts and other similar to them.

  iii) restrictions on the EBITDA (defined as earnings before net financial expense, income tax, depreciation and amortization) to "Net financial expense" ratio: this ratio must not be less than 2.5 in any moment.

As of June 30, 2002, TGS could not comply the restrictions above mentioned in the paragraph ii) and iii) due to the peso argentino devaluation effect on the financial debt stated in dollar as of June 30, 2002 and the devaluation effect on the accrued interest generated for this debt in the period. As of the date of issuance of these financial statements, TGS is renegotiated with the creditors these restrictions. If we failed to obtain a waiver regarding such covenants certain long term financial liabilities could became demandable at the request of the creditors.

- Derivative financial instruments:

  In July 2001, TGS entered into LIBO interest rate cap transactions with mayor financial institutions for a total notional amount of US$ 150 million, associated to the first issuance under the 1999 Global Program. As a result of such transactions, TGS has set a cap on LIBOR at an annual cost of 4.75%. The agreements are effective starting July 27, 2001 and terminate on March 27, 2003. Premium paid by TGS amounted to approximately US$ 0.7 million, which was registered in the account "Intangible assets" and is amortized over the remaining term of this issuance under the 1999 Global Program.

  Also, in July 2001, TGS entered into three-month LIBO interest rate cap with knock-out transactions with mayor financial institutions for a total notional amount of US$ 200 million, associated to the first issuance under the 2000 Global Program. As a result of such transactions, TGS set a cap on three-month LIBOR at an annual cost of 5.25%. However, in the event that LIBOR at the beginning of any interest period is equal or greater than 8%, TGS will pay LIBOR for such interest period. The agreements are effective starting July 24, 2001 and terminate on April 24, 2006. Amortization of the above mentioned issuance is in five semi annual installments starting

April 24, 2004 and matches the amortization schedules of the interest rate cap with knock-out transactions. Premium paid by TGS amounted to approximately US$ 2.9 million, which was registered in the account "Intangible assets" and is amortized over the remaining term of this first issuance under the 2000 Global Program.

In August 2000, TGS entered into interest rate cap agreements with major financial institutions for the six-month LIBOR of US$ 100 million related to the third issuance under 1993 Global Program. Through these agreements, the Company set the six-month LIBOR at an annual cost of 7% if in any semi-annual period the level of this rate fluctuates between 7% and 8%. Therefore, if during any semi-annual period the level of the mentioned rate is lower or higher than this range, TGS will pay the effective six-month LIBOR of the period. These agreements are effective from December 18, 2000, to December 18, 2002. Premium paid by TGS amounted to approximately US$ 0,3 million, which was registered in the account "Intangible assets", and is amortized over the remaining term of the third issuance under the 1993 Global Program..

In 1998, the Company entered into two agreements which locked in the rate on the US Treasury Bond at a cost between 5.66% and 5.89%, with a notional amount of US$ 200 million to hedge the interest rate associated with the IDB loan mentioned above. In February 1999, the Company settled one of such agreements with a notional amount of US$ 100 million. The other agreement with a notional amount of US$ 100 million was partially settled in March 1999 while the remainder was settled in April 1999. The settlement cost of these agreements amounted to approximately Ps. 22 million, which was recorded in the account "Intangible assets" and amortized over the term of the IDB loan agreement.

In addition, the Company entered into a hedge transaction which locked in the rate on the 5-year US Treasury Bond at 5.62%. The hedge transaction was entered in contemplation of a US$ 200 million debt issuance based on the 5-year US Treasury rate to refinance the first issuance under the 1993 Global Program. Given the instability in the capital markets, the Company made the second issuance under the 1996 Global Program amounting to US$ 200 million and with an 18-month maturity. Consequently, the approximate Ps. 16 million cost of such hedge agreement settled in January 1999 (allocated as a financing cost of the transaction in the account "Intangible assets") is amortized over the refinancing periods.

7. REGULATORY FRAMEWORK

a) General:

The Company's natural gas transportation business is regulated by Law No. 24,076 ("the Natural Gas Act"), and by regulations issued by ENARGAS, who is entitled, among other things, to set the basis for the calculation of, monitor and approve tariffs. According to such regulatory framework, the transportation tariffs must be calculated in US dollars and converted into Argentine pesos as of the billing date. The basic gas transportation tariffs charged by TGS were established upon the privatization and may be adjusted, prior authorization, in the following cases: (i) semi-annually to reflect changes in the PPI and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The efficiency factor is a reduction to the base tariff resulting from future efficiency programs while the investment factor increases the tariffs to compensate for future investments. Also, subject to ENARGAS approval, tariffs must be adjusted to reflect non recurring circumstances or tax changes, other than income tax.

In January 2000, ENARGAS, through its Resolution N° 1,470, and with the previous consent of the gas transportation and distribution companies, approved the postponement of the 3.78% PPI adjustment (which corresponds to the first semester of the year 2000) until July 1, 2000. Such extraordinary and one-time postponement implies a financing and subsequent recovery of the adjustment. In August 2000, the Executive Branch issued Decree N° 669/00, based on an agreement signed by the Federal Energy Bureau, representing the Ministry of Economy, ENARGAS and TGS, together with other gas licensee companies. This decree establishes that the revenues accrued during the first half of 2000 plus interest accrued for the application of the PPI adjustment mentioned above, will be billed, through a tariff increase, in a twelve-month period starting July 1, 2000. In addition, such decree provides for the deferral of any PPI adjustment from July 1, 2000, until

June 30, 2002 (the PPI increases effective from July 1, 2000, January 1, 2001 and July 1, 2001 were 2.32%, 4.01% and 0.44%, respectively). Accrued revenues related to PPI adjustments, plus interest, would be included in an accrual fund, provided that such accrual fund remains within specific limits, and would be billed, through a tariff adjustment, in a twenty four-month period starting July 1, 2002. In late August 2000, Administrative Contentious Federal Trial Court N°8 granted a precautionary measure requested by the Ombudsman and ordered the suspension of the application of Decree N°669/00, since, in the opinion of the Court, the allegation that the application of the PPI adjustment contradicts Law N° 23,928 of Convertibility, constitutes a reasonable ground to request the suspension of Decree N° 669/00. This measure was subsequently appealed by the Federal Executive Branch, ENARGAS and the majority of licensees companies. In October 2001, the Chamber of Appeals reconfirmed this preventive measure, until judgment on the matter is pronounced. TGS filed an extraordinary appeal before the Supreme Court of Justice ("SCJ") against such confirmation, tending to revoke such preventive measure.

In August 2000, January 2001 and July 2001, ENARGAS notified TGS that the Company must abide by the court order, although decree N°669/00 has not been declared null. Therefore, ENARGAS requested that the effects of this decree would not be applied on the tariffs, which shall keep the value in force during the first half of the year 2000 until there would be a final court decision. The Company requested ENARGAS to reconsider the decision of applying the tariff level in place prior to the issue of the Decree N°669/00 and to apply the tariffs resulting from the Resolution N° 1,470, mentioned above.

As of December 31, 2001, the Company had recorded the higher revenues derived from the application of the Decree 669/00, considering, among others, that i) the deferral of the mentioned tariff adjustment billing is a financing method mandated by the Argentine Government related to rendered services regardless of future services to be provided to customers and ii) in case the deferral could not be billed to customers, the Company should receive a compensation from the Argentine Government for the amounts not billed as a result of services already provided.

As a result of the default on its foreign debt payments declared by the Argentine Government in December 2001 and the approval of Law No. 25,561 (Emergency and Exchange Rate Law) in January 2002, as described in Note 2, which eliminates tariff indexing covenants based on US dollar exchange rate fluctuations, foreign price indices or any other indexing procedure, establishing a conversion rate of one peso equal to one US dollar for tariffs, and the re-negotiation of public utility contracts with no clearly defined scope, among other provisions, the transfer of the PPI to tariffs which the Company legitimately claimed is improbable, as the possibility of recovering it through the Argentine Government is subject to future events, which are beyond the control of the Company. Given the current scenario, in these financial statements the Company has recorded a loss of 112,753 corresponding to the effect of the net revenue accrued in 2001 and 2000, and the Company has discontinued the deferral of adjustments based on the PPI since January 1, 2002.

The mentioned before does not mean that TGS waives the rights and the actions it is entitled to according to express provisions contained in the Regulatory Framework. Such rights and actions will be maintained and exercised in every legal and administrative instance even in the renegotiation process under the Law N° 25,561.

During 2000, the Company had begun the second five-year rate review process. On February 8, 2002, ENARGAS notified TGS about the suspension of the terms of such process until the results of the renegotiation process above mentioned is available.

TGS's management believes that as a result of such License renegotiation process, no material adverse effect will be recorded on the assets and results of operations.

The NGL production and commercialization and other services segment is not regulated by ENARGAS, and as provided in the Transfer Contract, is organized as a division within the Company and maintains separate accounting information.

The License stipulates, among other restrictions, that the Company may not assume debts of CIESA, or grant credit, encumber its assets or grant any other benefit to CIESA's creditors.

b) Essential assets:

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to segregate and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without ENARGAS prior authorization. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine Federal Government or its designee, the essential assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

i) The net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS.

ii) The net proceeds of a new competitive bidding.

8. CAPITAL STOCK AND DIVIDENDS

a) General:

The Company was incorporated on November 24, 1992 with a capital of 12. The first General Ordinary and Extraordinary Shareholders' Meeting held on December 28, 1992, approved an irrevocable contribution against future share subscriptions which, in Argentine pesos as of that date, amounted to 794,483. The shareholders also decided to increase capital stock through the partial capitalization of this contribution which, in Argentine pesos of that date, amounted to 557,297 since an inventory of the assets transferred had not yet been completed. Once the inventory of the assets transferred was completed, the General Ordinary Shareholders' Meeting held on March 24, 1994, approved the capitalization of the balance of the irrevocable contribution against future share subscriptions. Thus, the capital stock was increased by 237,186 to a total of 794,495 in Argentine pesos of that date.

As of June 30, 2002 the Company's common stock subscribed, paid in and issued is composed of:

Classes of stock

Common stock, nominal value 1, one vote per share:

Class "A" shares	405,192,594
Class "B" shares	389,302,689
	794,495,283

The Argentine Government initially held a 27% shareholding in the Company represented solely by Class "B" shares. Such Class "B" shares were sold in two parts: (i) a substantial part in 1994 through a local and international public offering (outside Argentina, the shares were offered under the form of ADSs representing five shares each; the ADSs issued in the United States of America are SEC registered and traded on the New

York Stock Exchange) and (ii) the remainder, representing approximately a 2% shareholding in the Company, to local and foreign investors during 1996.

The Company is obligated to maintain the authorization to offer the Company's capital stock to the public and the corresponding authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of 15 years from the respective dates on which such authorizations were granted.

b) Limitation of the transfer of the Company's shares:

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of GIESA's shareholders, under agreements among them, must be obtained in order to transfer Class "A" shares (representing 51% of capital stock). The Bid Package states that approval of ENARGAS will be granted, provided that:

- The sale covers 51% of capital stock or, if the proposed transaction is not a sale, the act of reducing the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company;

- The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of the management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the dividends payment, in accordance with the provisions of the Argentine Business Associations Law, it should require prior authorization from ENARGAS.

c) Dividend distribution:

The shareholders meeting hold on May 14, 2002, approved a distribution of cash dividend amounting to 48,544 or 0.0611 per share (0.3055 per ADS) which were paid anticipated in August 2000 based on first half of 2001 earnings.

According to Law N° 25,063, cash or other type of dividend distribution, exceeding net income determined as stipulated by tax regulations, will be subject to a 35% withholding tax as a sole and definite payment. TGS' management considers that this withholding tax has no effect on the dividend distribution above mentioned.

See Note 2 with respects to financial restriction on dividend transfer abroad.

d) Restrictions on retained earnings:

Under current Argentine legal requirements, 5% of net income per year must be appropriated into a legal reserve until such reserve equals 20% of total capital stock adjusted for inflation.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, payable to all regular employees so as to distribute 0.25% of the net income of each year among them.

9. LEGAL AND REGULATORY MATTERS

a) In April 1996, GdE filed a legal action against TGS for Ps. 23 million, which is the amount GdE claims is due to it as reimbursement of its cost to construct two compressor plants currently in operation on the TGS pipeline. TGS has denied such claim on the grounds that it owes no monies to GdE as it acquired rights to these compressor plants as part of its overall purchase of the pipeline assets in the 1992 privatization. At the end of February 2000, a first judgment was pronounced upholding GdE's claim for Ps. 23 million plus interest (calculated at the "passive rate" set by the Argentine Central Bank Circular 14,290 from the date GdE paid the above-mentioned purchase orders) and litigation expenses. In August 2001, the Chamber of Appeals partially confirmed the first judgment and ordered TGS to pay the fair value of such plants based on an expert assessment to be performed. The Company has recorded such plants as "Property Plant and Equipment", valued at Ps. 9,4 million based on the replacement cost of similar compressor equipment. The Chamber of Appeals has decided to defer the payment of the litigation expenses until the compressor plants' fair value resulting from the expert assessment is determined. In October 2001, TGS filed an ordinary and extraordinary appeals before SCJ against such judgment. In December 2001, the SCJ granted the ordinary appeals above mentioned. TGS's management considers that these judgments are based on a partial understanding of the facts and findings proven by TGS, and that the serious inaccuracies and omissions included therein render them arbitraries. The Company believes that the most likely outcome is that the mentioned appeals will overturn the initial and the second judgment against TGS based on the facts and findings mentioned above.

b) As of the date of issuance of these consolidated financial statements, GdE directly or through ENARGAS, has not fulfilled the obligations set forth in the Transfer Agreement and in the License in connection with its responsibility for the five-year period ending on December 31, 1997, for the registering of easements relating to the transferred pipeline system which have not been properly registered and for related payments to property owners of any required easements. In order to fulfill its capital expenditures program related to the system integrity and public safety required by the License, the Company has entered into easement agreements with certain land owners and paid related amounts. Consequently, the Company filed a claim against GdE to recover such amounts paid.

On October 7, 1996, the Executive Branch, through Decree N° 1,136/96, created a contribution fund, as provided for in the License, to assume GdE's obligations for paying easements and any other compensation to land owners for an initial five-year period, beginning with the privatization and ending on December 28, 1997. ENARGAS manages the above mentioned fund, which is financed by a special charge included in the transportation rates and reimbursed to ENARGAS. TGS has filed against GdE-ENARGAS an administrative claim asking for the amounts paid in connection with easements related to facilities existing prior to December 28, 1992. In December 1997, ENARGAS declared that it will allow the reimbursement of the useful expenses, as determined by the Government, derived from easements. The amounts for such concept as of December 31, 2001, recording in the account "Other no current receivables" amounting to approximately 4,200. The Company expects to fully recover the amounts paid, based on its rights derived from the License.

In connection with the easements payable starting January 1, 1998, TGS is negotiating with ENARGAS the recovery of amounts paid through increases in the transportation rates. The Company expects, based on its rights, to fully recover the amounts recorded.

c) The Company received claims from the Tax Bureau of the Neuquén, Río Negro, La Pampa and Santa Cruz Provinces, aimed to collect stamp tax, according to their interpretation, on gas transportation contracts and services offer letters between TGS and its shippers and other contracts subscribed during the privatization of GdE.

Regarding the claim received from the Río Negro Province, in September 1999, the Tax Bureau of such province formalized the claim through a liability assessment. The Company has notified the Argentine Government of its position and has filed an appeal before such Tax Bureau, which was overruled in January 2001. Against such action, on February 1, 2001, TGS filed an appeal before the Minister of Economy of the Río Negro Province, which was rejected in early April 2001. Such Province urged the Company to pay the

assessment, which amounted to approximately Ps. 438 million (including interests and penalties as of April 30, 2001). On March 21, 2001, the Company filed a declaratory action of certainty before the SCJ, so that such court issues a judgement on the legitimacy of the Tax Bureau claim. The Company also asked the SCJ to avoid any Río Negro Province's action tending to collect the mentioned tax, until the SCJ pronounces judgment on the matter. In April 2001, SCJ granted the requested preventive measure.

Regarding the claim received from the Santa Cruz Province, the Tax Bureau of such Province notified TGS about a preliminary assessment, amounting to approximately Ps. 41 million (with its related interests as of December 31, 2000). In respect to this assessment, TGS presented a discharge and filed its appeal before such Tax Bureau, whose resolution is pending as of the date of issuance of these consolidated financial statements. In addition, TGS filed a declaratory action of certainty before the SCJ with the same purposes and effects of that presented for the Río Negro Province's claim. In March 2001, the SCJ granted the preventive measure requested and ordered the Santa Cruz Province to avoid any action tending to collect the mentioned tax, until that court arrives to a final decision on the matter.

Regarding the claim received from the Neuquén Province in December 1999, the Tax Bureau of such Province formalized the claim through a liability assessment for approximately Ps. 97 million (with its related interests as of December 31, 1999). Such assessment was appealed before such Tax Bureau. In April 2001, the Company received a re-assessment, which amounted to approximately Ps. 210 million including interests and penalties. On April 17, 2001, TGS filed an administrative motion before such Tax Bureau, on the grounds of the inadmissibility of such re-assessment while the resolution of the appeal previously filed against the assessment received in December 1999, was still pending. Also, the Company appealed against the application of penalties, which were determined disregarding the right of due process. In addition, in September 2001, the Tax Bureau of the Neuquén Province notified TGS about liability assessments related to the stamp tax arising from the Transfer Agreement subscribed by TGS in the privatization of GdE and from the Technical Assistance Agreement for amounts of Ps. 44 million and Ps. 6 million, respectively (include interest as of August 31, 2001). Against such resolutions, the Company has filed appeals before such Tax Bureau, who rejected the appealed for the Transfer Agreement. Consequently, the Company has filed an appeal to higher instance for this judgment before the Minister of Economy of the province. At the end of December 2001, the Company filed a declaratory action of certainty before the SCJ for all Neuquen Province's claims, with the same purposes and effects of that presented for the Rio Negro Province's claim. In April 2002, the SCJ granted the preventive measure requested and ordered the Neuquen Province to avoid any action tending to collect the mentioned tax, until that court arrives to a final decision on the matter.

Regarding the claim received from the La Pampa province in July 2002, the Tax Bureau of such province formalized the claim through a liability assessment, for an approximate amount of Ps. 68 million (including penalties and interests as of July 31, 2002). Such determination has been appealed before such Bureau at the beginning of August 2002.

TGS's management believes that contracts entered into before the Company's take-over, were not subject to provincial stamp taxes because the parties to the contracts at the time they were signed, were governmental entities that were exempt from the tax. Moreover, even if the contracts were subject to provincial stamp taxes, management believes that GdE would bear responsibility for this tax under the Transfer Agreement. However, if the Company were forced to pay any amount, it would have the right to be reimbursed from GdE or the Argentine Government. In the case of the Technical Assistance Agreement, the company has alleged the irrelevance of the tax mainly due to the fact that this agreement was entered in Capital Federal to take effects there instead of the Neuquén Province or any other province.

In respect to the other assessments, TGS's management believes that gas transportation service offer letters are not subject to the tax mentioned above. Should they be taxable, TGS believes that such event must be considered a change in the interpretation of the tax law, and its impact should be reflected in the tariff according to regulations on the subject. ENARGAS believes that the claims for stamp tax lack merit because it considers the tax unlawful.

d) In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

Although no assurances can be given, the Company believes there are meritorious defenses, which will be asserted vigorously, to substantially all such claims and that any liability which may finally be determined will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Additionally, TGS is carrying out the judicial procedures to recover the burden of the new tax on interest payments and financial costs established by Law N° 25,063, through an adjustment to the gas transportation tariffs, as provided in the License. For six-month periods ended June 30, 2002 and 2001, 1,853 and 3,875, respectively, were accrued for such concept in the account "Net financial expense".

10. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

The principal recurrent transactions with related parties are payments under the Technical Assistance Agreement entered into with the technical operator, Enron Pipeline Company Argentina S.A. ("EPCA"), in compliance with the provisions of the Bid Package and the Transfer Contract, whereby EPCA is to provide technical advisory services which include services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and compliance with the environmental standards. For these services the Company pays a monthly fee based on the higher of: a percentage of certain defined income of the Company or a specified fixed annual amount. The term of the current contract with EPCA, is for eight years from December 28, 1992, renewable automatically upon expiration for additional eight year periods.

The detail of significant outstanding balances for transactions with related companies as of June 30, 2002 and 2001 is as follows:

	2002		2001	
Company	**Accounts receivable**	**Accounts payable**	**Accounts receivable**	**Accounts payable**
EPCA	-	2,600	-	4,225
Pecom Energía	1,329	-	7,837	7,148
LINK	3,632	4	2,338	10
Enron América del Sur S.A.	27	-	1,140	-
Santa Cruz II Area (Joint Venture) (1)	-	-	544	-
Santa Cruz I Area (Joint Venture) (2)	87	-	657	-
Total	5,075	2,604	12,516	11,383

(1) As of June 30, 2002, Pecom Energía has 100% of this joint venture.
(2) As of June 30, 2002, Pecom Energía has 71% of this joint venture.

The detail of significant transactions with related companies for the six-month periods ended June 30, 2002 and 2001 is as follows:

Company	Revenues: Gas Transportation	Revenues: NGL production and commercialization and other services	Salaries and wages	Compensation for technical assistance	Revenues from administrative services
EPCA	46	-	1,071	16,592	45
Pecom Energía	15,905	33,753	-	-	-
LINK	11,714	83	-	-	-
Enron América del Sur S.A.	1,913	608	-	-	-
Santa Cruz II Area (Joint Venture) (1)	-	595	-	-	-
Santa Cruz I Area (Joint Venture) (2)	-	-	-	-	-
Total 2002	29,578	35,039	1,071	16,592	45
Total 2001	24,711	18,146	661	22,256	4,366

(1) As of June 30, 2002, Pecom Energía has 100% of this joint venture.
(2) As of June 30, 2002, Pecom Energía has 71% of this joint venture.

11. SUBSIDIARIES

TELCOSUR:

In September 1998, TGS's Board of Directors approved the creation of TELCOSUR, whose special purpose is the rendering of telecommunication services, assuring the optimal utilization of TGS's telecommunication system. TGS's ownership interest in such company is 99.98% and the remainder 0.02% is held by EPCA. On October 22, 1998, the Governmental Regulatory Agency of Corporations approved the constitution of the company.

On February 16, 1999, the regulatory agency (The Federal Communication Bureau), through Resolution N° 3,468, granted the license to TELCOSUR to provide data transmission and value added telecommunication services in Argentina. By the end of 1999, TELCOSUR obtained from the National Communication Commission the reserve for most of the frequencies necessary for the operation. As of July 1, 2000, TELCOSUR began operations.

LINK:

LINK was created in February 2001, with the purpose of the ownership, construction, and operation of a natural gas transportation system, which will link TGS's gas transportation system with Gasoducto Cruz del Sur S.A.'s pipeline.

The connection pipeline will be extended from Buchanan, located in the high pressure ring that surrounds Buenos Aires city, which is part of TGS's pipeline system, to Punta Lara.

TGS's ownership interest in such company is 49% and the remainder 51% is held by Dinarel S.A. The capital stock amounts to Ps. 12.

12. NEW PROFESSIONAL ACCOUNTING STANDARDS:

On December 21, 2001, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") approved new professional accounting standards (RT N° 16 to 19 issued by the Argentine Federation, with certain changes) making changes to criteria for the valuation of assets and liabilities, treatment of special aspects not previously contemplated and new disclosure requirements for financial statements preparation. These standards will be mandatory for fiscal years beginning on July 1, 2002.

Among other matters, the new accounting standards establish: i) express prohibition on the capitalization of certain deferred charges and standards for transition for the treatment of intangible assets recorded as at the date of enforcement that do not qualify as such under the new rules; ii) mandatory application of the deferred tax method as well as the measurement of the balances of deferred assets and liabilities on a discounted basis; iii) changes in the frequency and methodology for the comparison of assets against recoverable values; iv) changes in the capitalization of financial costs of third party capital in cases of extended production or construction terms, and v) use of discounted values for the measurement of certain credits and liabilities. The impact of these new accounting standards could affect the results of previous years.

The effect of the application of the new rules on the financial statements of the Company have not been evaluated as at the date of issue of these financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

Exhibit A

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001

PROPERTY, PLANT AND EQUIPMENT

(Stated in thousand of Argentine pesos as described in Note 3.a)

	2002												2001
	Original Cost					Depreciation							
									Expenses for the period				
Main Account	Beginning of year	Additions	Retirements	Transfers	End of period	Accumulated at beginning of year	Retirements	Transfers	Amount	Rate %	Accumulated at the end of period	Net book value	Net book value
Pipelines	2,783,795	-	-	486	2,784,281	301,747	-	-	32,870	(1) 2,2	334,617	2,449,664	2,242,939
Compresors plants	880,631	-	-	742	881,373	184,156	-	-	17,071	(1) 3,3 a 25	201,227	680,146	706,288
Other industrial plants	68	-	-	-	68	6	-	-	-	(1) 3,3	6	62	55
Stations of regulation and/or measusrement of pressure	87,739	-	-	6	87,745	18,631	-	-	1,686	(1) 4	20,317	67,428	70,462
Other technical installations	15,867	-	-	3	15,870	3,879	-	-	583	(1) 6,7	4,462	11,408	10,027
Subtotal assets related to the gas transportation service	3,768,100	-	-	1,237	3,769,337	508,419	-	-	52,210		560,629	3,208,708	3,029,771
Assets related to the gas upstream service	113,614	-	-	475	114,089	22,614	-	-	3,769	2,2 a 25	26,383	87,706	79,269
Assets related to the NGL production and commercialization service	414,556	-	-	204	414,760	124,976	-	-	10,222	(1) 5,9	135,198	279,562	294,293
Lands	5,620	-	-	-	5,620	-	-	-	-	-	-	5,620	5,534
Buildings and civil contructions	106,842	-	-	1	106,843	22,653	-	-	1,019	2	23,672	83,171	84,979
Installations in buildings	4,010	-	-	-	4,010	706	-	-	91	4	797	3,213	3,396
Machinery, equipment and tools	28,721	11	-	5	28,737	17,500	-	-	968	6,7 a 20	18,468	10,269	11,632
Computers and telecommunications systems	201,551	-	-	473	202,024	78,526	-	-	8,479	6,7 y 20	87,005	115,019	76,523
Vehicles	14,372	-	26	-	14,346	11,027	26	-	655	10 y 20	11,656	2,690	4,171
Furniture	9,785	-	-	-	9,785	9,177	-	-	56	10	9,233	552	663
Foreign exchange rate loss capitalized (2)	-	1,360,841	-	-	1,360,841	-	-	-	26,669	(2) 3,9	26,669	1,334,172	-
Materials	59,566	26,566	990	(4,266)	80,876	231	-	-	-	-	231	80,645	57,555
Line pack	12,173	-	-	-	12,173	1,436	-	-	-	-	1,436	10,737	9,681
Work in progress	57,470	25,251	-	1,871	84,592	-	-	-	-	-	-	84,592	350,236
Advances to suppliers of property, plant and equipment (3)	7,520	2,085	-	-	9,605	-	-	-	-	-	-	9,605	6,766
Total 2002	4,803,900	1,414,754	1,016	-	6,217,638	797,265	26	-	104,138		901,377	5,316,261	
Total 2001	4,443,111	298,906	3,697	-	4,738,320	652,897	1,637	-	72,591		723,851		4,014,469

(1) See Note 3.i).
(2) See Note 2.
(3) Includes 14.711 origin balance adjusted by inflation net of 7.191 corresponding to disposal of adjustment by inflation

Rafael Fernández Morandé
President

EXHIBIT B

TRANSPORTADORA DE GAS DEL SUR S.A.
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS AS OF
JUNE 30, 2002 AND 2001

INTANGIBLE ASSETS
(Stated in thousands of Argentine pesos as described in Note 3.a)

	2002								2001
	Original Cost			Amortization					
DEFERRED CHARGES	Beginning of year	Additions	End of period	Accumulated at beginning of year	Expenses for the period Amount	Rate %	Accumulated at the end of period	Net book value	Net book value
Organization, pre-operating costs, cancellation costs of commitments assumed under the Transfer Contract and other costs (1)	62,773	-	62,773	25,384	4,912 (3)	(4)	30,296	32,477	42,300
Settlement costs of hedges of anticipated transactions (2)	44,584	-	44,584	21,514	3,240 (5)	(4)	24,754	19,830	19,093
Global Programs and notes issuances costs	46,000	11	46,011	26,776	4,088 (5)	(4)	30,864	15,147	22,684
Total 2002	153,357	11	153,368	73,674	12,240		85,914	67,454	
Total 2001	139,581	6,086	145,666	51,002	10,587		61,589		84,077

(1) Includes the cost of the Voluntary Retirement Program of 1993, accepted by 463 employees, for approximately 23,713.
(2) See Note 6.
(3) Included in "Operating costs" see exhibit H.
(4) See Note 3.j).
(5) Included in "Net financial expenses". See exhibit H.

Rafael Fernández Morandé
President

Exhibit C

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001

NON CURRENT INVESTMENTS

(Stated in thousand of Argentine pesos as described in Note 3.a)

	2002											2001
	Description of securities				Issuer information							
					Last Financial Statemets issued							
Name and Issuer	Face value	Amount	Cost	Book value	Main Business	Date	Capital stock	Net income *for the period*	Shareholders' *equity*	% of capital *stock*		Book value
Government Bonds (1)	US$1	8,000,000	8,000	29,600	-	-	-	-	-	-		19,562
Gas Link S.A.	$1	5,880	1,467	2,423 (3)	Pipeline construction and operating services	31/03/02	4.937 (2)	12,945	17.763 (4)	49.00		190
				32,023								19,752

(1) Corresponds to Argentine Government Foreign Notes - Survey Rates Serie 74
(2) This company was incorporated with a capital stock of Ps. 12. Such amount includes irrevocables contributions of Ps. 2.923 against future shares issuances. (See Note 11)
(3) See Note 3.h).
(4) Corresponds to Shareholders equity at March 31, 2002 and recognition of inflation adjustment by June 30, 2002.

Rafael Fernández Morandé
President

EXHIBIT D

TRANSPORTADORA DE GAS DEL SUR S.A.
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS AS OF
JUNE 30, 2002 AND 2001

INVESTMENTS
(Stated in thousands of Argentine pesos as described in Note 3.a)

	2002		2001
	Cost Adjusted for inflation	Book Value	Book Value
CURRENT INVESTMENTS			
Bank deposits in foreign currency	-	-	6,538
Government bonds in local currency	603	603	-
Government bonds in foreign currency (1)	7,744	7,744	-
Bank account paid	18,128	18,128	-
Bank account paid in foreign currency	499	499	-
Mutual funds in local currency	-	-	12,518
Mutual funds in foreign currency	161,128	161,128	6,545
Total current investments	188,102	188,102	25,601

(1) Corresponds to Argentine Government Foreign Notes - Survey Rates Serie 74

Rafael Fernández Morandé
President

TRANSPORTADORA DE GAS DEL SUR S.A.
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001

ALLOWANCES
(Stated in thousands of Argentine pesos as described in Note 3.a)

Main Account		Beginning of year	Adjusted for Inflation	Additions	Decreases	End of period
Deducted from assets:						
Allowance for doubtful account	2002	2,811	(1,374)	-	-	1,437
	2001	626	-	667	(315)	978
Included in liabilities:						
For third parties claims (1)	2002	663	(324)	-	(11)	328
	2001	-	-	470	-	470

(1) Such allowance is included in the account "Other liabilities".

Rafael Fernández Morandé
President

EXHIBIT F

TRANSPORTADORA DE GAS DEL SUR S.A.
AND SUBSIDIARY

COST OF SALES FOR THE SIX-MONTH PERIOD
ENDED JUNE 30, 2002 AND 2001

(Stated in thousands of Argentine pesos as described in Note 3.a)

	2002	2001
Inventories at the begining of year	5,665	2,205
Adjusted for inflation	(2,769)	-
Natural gas purchases (1)	25,218	34,290
Operating Costs (Exhibit H)	165,366	148,074
Inventories at the end of period (1)	2,091	6,774
Cost of sales	191,389	177,795

(1) Includes natural gas used in the NGL production.

Rafael Fernández Morandé
President

EXHIBIT G

TRANSPORTADORA DE GAS DEL SUR S.A.
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS AS OF
JUNE 30, 2002 AND 2001

FOREIGN CURRENCY ASSETS AND LIABILITIES
(Stated in thousands of Argentine pesos as described in Note 3.a)

	2002					2001		
	Foreign currency and amount (in thousands)		Exchange rate		Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS								
Cash	US$	158	3.70	(1)	585	US$	72	141
Investments	US$	45,776	3.70	(1)	169,371	US$	6,688	13,083
Trade receivables	US$	8,156	3.70	(1)	30,177	US$	6,007	11,751
Other receivables	-	-	-		-	US$	4	8
					200,133			24,983
NON CURRENT ASSETS								
Trade receivables		-	-		-	US$	8,598	16,819
Investments	US$	8,000	3.70	(1)	29,600	US$	10,000	19,562
Property, plant and equipment - work in progress								
Advances to suppliers		-	-		-	US$	813	1,590
					29,600			37,971
					229,733			62,954
CURRENT LIABILITIES								
Accounts payable	US$	4,460	3.80	(2)	16,948	US$	23,779	46,516
	XEU	5	3.76	(2)	19	XEU	9	16
	CAD	28	2.52	(2) (3)	71	-	-	-
	-	-	-			ITL	161,082	149
Loans	US$	498,072	3.80	(2) (3)	1,892,674	US$	103,994	203,433
					1,909,712			250,114
NON CURRENT LIABILITIES								
Loans	US$	539,831	3.80	(2)	2,051,358	US$	945,245	1,849,088
					3,961,070			2,099,202

(1) Buying exchange rate as of june 30, 2002.
(2) Selling exchange rate as of june 30, 2002.
(3) See Note 6 "Other bank borrowings".

Rafael Fernández Morandé
President

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARY

INFORMATION REQUIRED UNDER ART. 64, PARAGRAPH I, CLAUSE b), BUSINESS ASSOCIATIONS LAW, FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(Stated in thousands of Argentine pesos as described in Note 3.a)

	2002					2001
Account	Total	Operating costs	Administrative expenses	Selling expenses	Financial expenses	Total
Salaries, wages and other contributions	19,533	12,944	5,303	1,286	-	30,339
Social security taxes	3,724	2,481	964	279	-	4,697
Compensation to Directors and Statutory Audit Committee	127	-	127	-	-	176
Professional services fees	2,213	107	1,934	172	-	4,855
Technical operator assistance fees	16,703	16,703	-	-	-	22,256
Materials	1,311	1,311	-	-	-	1,330
Third parties services	1,547	1,237	310	-	-	1,999
Telecommunications and post expenses	1,009	389	579	41	-	1,056
Rents	424	49	370	5	-	931
Transports and Freight	545	544	1	-	-	694
Easements	2,562	2,562	-	-	-	5,217
Offices supplies	262	77	174	11	-	466
Travels	282	117	149	16	-	595
Insurance	3,674	3,569	105	-	-	1,420
Property, plant and equipment maintenance	12,054	11,873	178	3	-	14,233
Depreciation of property, plant and equipment	104,138	99,408	4,730	-	-	72,591
Amortization of intangible assets	12,240	4,912	-	-	7,328	10,587
Taxes and contributions	3,200	3,177	23	-	-	4,916
Advertising	18	-	-	18	-	59
Allowance for doubtful account	0	-	-	-	-	667
Banks expenses	85	-	80	5	-	143
Intereses expenses	112,860	-	-	-	112,860	80,412
Exchange rate variation	606,567	-	-	-	606,567	2,490
Other financial expenses	11,752	-	-	-	11,752	1,944
Results for inflation	(66,722)				(66,722)	-
Other expenses	4,386	3,906	455	25	-	2,670
Total 2002	854,494	165,366	15,482	1,861	671,785	
Total 2001		148,074	24,744	3,404	90,521	266,743

Rafael Fernández Morandé
President

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2002

DETAIL OF MATURITIES OF CASH INVESTMENTS, RECEIVABLES AND LIABILITIES

(Stated in thousands of Argentine pesos as described in Note 3.a)

	Cash investments (1)	Receivables (2)	Debt (3)	Other liabilities (4)
Without specified maturity	-	18,341	-	4,710
With specified maturity				
* Past due				
From 01-04-02 to 06-30-02	-	14,134	-	3,490
From 01-01-02 to 03-31-02	-	1,750	-	-
From 10-01-01 to 12-31-01	-	1,503	-	-
From 07-01-01 to 09-30-01	-	-	-	-
Until 06-30-01	-	1,409	-	-
Total past due	-	18,796	-	3,490
* Non-due				
From 07-01-02 to 09-30-02	180,702	102,464	332,338	75,144
From 10-01-02 to 12-31-02	-	3,669	449,309	-
From 01-01-03 to 03-31-03	-	3,489	586,561	1,641
From 04-01-03 to 06-30-03	7,400	1,353	571,987	12,161
During 2003 (rest of the year)	14,800	529	27,330	-
During 2004	14,800	436	486,512	-
During 2005	-	485	475,608	-
During 2006	-	540	322,229	-
During 2007	-	602	167,701	-
During 2008	-	670	165,173	-
From 2009 onwards	-	5,297	412,933	-
Total non-due	217,702	119,534	3,997,681	88,946
Total with specified maturity	217,702	138,330	3,997,681	92,436
Total	217,702	156,671	3,997,681	97,146

(1) Includes bank account paid and mutual funds. Such investments bear floating rate interest.

(2) Includes trade and other receivables, except allowances. Such receivables bear no interest, except for 8.769 which bears interest at 5.52%.
The receivables without specified maturity include 947 registered in current assets and 12,471 registered in non current assets.

(3) Includes loans excluding debt issuance discount of the second issuance under 1999 Global Program.
Taking into account the interest rate swap agreements (see Note 6 "Derivative financial instruments"), approximately 55% of the outstanding principal debt bears fixed rate interest.

(4) Includes liabilities other than debt, except allowances. Such liabilities bear no interest.

Rafael Fernández Morandé
President

TRANSPORTADORA DE GAS DEL SUR S.A. ("TGS" or "the Company")

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2002 ("MD&A") (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of June 30, 2002 and 2001, which have been prepared in accordance with Argentine GAAP. Such consolidated financial statements include the effects of inflation, as described in Note 3.a) to the mentioned financial statements.

In late April 2000, ENARGAS issued Resolution N° 1,660 ("the Resolution") approving a chart of accounts and an accounts manual, including certain valuation, recording and disclosure criteria applicable to gas transportation and distribution companies, effective January 1, 2001. Regarding specific criteria for valuation of property, plant and equipment, described in Note 3.i) to TGS's consolidated financial statements, the Resolution became effective January 1, 2000. Additionally, on September 18, 2000, ENARGAS issued Resolution N° 1,903 to clarify the definitions and guidelines set forth in the Resolution. Considering both resolutions, the Company has made certain reclassifications to its consolidated financial statements for the six-month periods ended June 30, 2000, 1999 and 1998 for comparative purposes with the information for the six-month period ended June 30, 2002.

Argentine Economic Frame-work

Argentina is immersed in a critical economic situation (for more information about TGS' non-consolidated Financials, see Note 2), that includes the end of the convertibility regulation (US$1 = $1) in early 2002, this has significantly impacted in the operations results and in the financial situation of the Company. Thereby, the CPCECABA Resolution No. 3/2002 and the CNV Resolution No. 398, state that, the exchange rates originated in the devaluation of the argentine currency occurred since January 6, 2002, and other effects derived from such devaluation that correspond to liabilities stated in foreign currency existent by that date, should be charged to the origin values of assets acquired or built through that finance if such relation is direct, and select, as an alternative criteria, a similar treatment for exchange rates produced by indirect finance, in both cases with a limit in the recoverable value of such assets.

As a consequence of the high inflation rates recorded after the end of the convertibility and the distortions caused by them in the financial statements of the companies, in accordance with Resolution No. 3/2002 of the CPCECABA as from January 1, 2002, the effects of inflation are being recognized following the restatement method established by Technical Pronouncement No. 6 of the FACPCE, as amended by Technical Pronouncement No. 19 of that Federation, considering that the accounting measurements restated based on the changes in the purchasing power of the currency until the moment of interruption of the adjustment, such as those arising in the period of stability, will be considered to have been stated in currency of December 2001. On July 17, 2002, the National Executive Branch issued Decree No. 1269/02, which restored the procedure for adjustment for inflation and instructed the National Securities Commission (CNV) to issue regulations for its application. The CNV subsequently issued General Resolution No. 481/2002 establishing that the financial statement adjustment method should be applied with effect as from January 1, 2002 on financial statements filed after the effective date of the regulation.

(1) Not covered by the Limited Reviewed Report of Independent Public Accountants except for items 4, 5 and 7.

1. Results of Operations

The following table presents a summary of the results of operations for the six-month periods ended June 30, 2002 and 2001:

	2002	2001	Variation
	(In million of pesos)		
Net revenues	**434.4**	**507.0**	**(72.6)**
Gas transportation	275.1	401.8	(126.7)
NGL production and commercialization	139.3	93.3	46.0
Other services	20.0	11.9	8.1
Costs of sales	**(191.5)**	**(177.8)**	**(13.7)**
Depreciation and amortization	(104.3)	(72.2)	(32.1)
Other operating costs	(87.2)	(105.6)	18.4
Gross operating profit	**242.9**	**329.2**	**(86.3)**
Administrative and selling expenses	(17.3)	(28.1)	10.8
Operating income	**225.6**	**301.1**	**(75.5)**
Other income (loss), net	(1.7)	(2.3)	0.6
Equity in earnings of affiliates	1.7	-	1.7
Net financial expense	(711.4)	(86.1)	(625.3)
Income tax expense	(0.6)	(76.9)	76.3
Net (loss) income	**(486.4)**	**135.8**	**(622.2)**

For the six-month period ended June 30, 2002 the Company has reported a net loss of Ps. 486.4 million as compare to the net income of Ps. 135.8 million for the same period of last year. The negative variation of the results of the Company is due to the argentine peso devaluation effect that occurred during the first quarter of 2002, which was reflected in the account net finance expenses. Considering that all figures in 2001 were restated by inflation, the gross operating profit decreased due to lower net income for sales, as a consequence that they increased at a lower rate than inflation index.

Additionally, the operating income has also been affected by the impact of a higher expense for fixed assets depreciation produced by the activation of the exchange rate. These negative impacts have been partially compensated by a lower income tax expense.

Net Revenues

Regulated business

Gas transportation

Gas transportation service is the Company's primary business and accounted for approximately 63% and 79% of total net revenues earned during the six-month periods ended June 30, 2002 and 2001, respectively. Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.

Net gas transportation revenues for the six-month period ended June 30, 2002 decreased by 32% compared with same period 2001 (considering that they were restated to currency by June 30, 2002) principally due to regulated transportation tariffs that have been maintained frozen during this period.

Additionally, part of the decrease is as a result of the registration of some consecutives increases derived from US producer price index-industrial commodities- ("PPI") during the first half 2001. The PPI booked increases were reversed and cancelled during the fourth quarter 2001, when TGS booked a loss in "other expenses, net" reflecting PPI's uncollectability accrued during 2000 and 2001 financials (see "Tariff Regulation").

Such negative effect has been partially offset by higher average contracted capacity, which increased from 59.3 million cubic meters per day ("MMm³/d") to 61.5 MMm³/d reflecting the impact of new firm transportation agreements which started operations in June 2001 and of higher income for interruptible transportation service.

The increased firm contracted capacity derives mainly from the beginning of operations of an important expansion in the gas transportation system, which started on June 1, 2001. Such expansion, which is the most important due to the kilometers ("Km") of loops incorporated since the GdE privatization, added 3.2 MMm³/d of firm capacity (representing an approximately 4.1% increase on its previous firm contracted transportation capacity). Part of the mentioned capacity is aimed to attend the growing domestic demand of some gas distributors, while the remaining capacity is to satisfy the industrial customer demand. Despite adverse weather conditions, this expansion has been put in service to cover the gas demand for the 2001 winter. TGS expects to generate annual additional revenues by Ps. 17 million, at current transportation rates. The expansion investments amounted to approximately US$ 125 million and consisted of the construction of 327 km of looping in San Martín, Neuba II pipelines and extensions in final tranches close to gas delivery points. In addition, as a result of this open season, TGS reduced more than the 50% of its current exposure to contracted capacity reduction risk from some of its distribution companies.

TGS, together with the consortium that won the bid to build the "Cruz del Sur" pipeline, which will link Buenos Aires to Uruguay, with a possible expansion to Brazil, have created Gas Link S.A., a company whose purpose is the construction, operation and maintenance the connection pipeline between TGS's system and the mentioned pipeline. The connection pipeline, which will have a length of approximately 40 km, will be extended from Buchanan, located in the high pressure ring (which is part of TGS's pipeline system) that surrounds Buenos Aires city, to Punta Lara and will have an initial capacity of 1 MMm³/d (35.31 MMcf/d) with an associated investment of approximately US$ 15 million. The Cruz del Sur pipeline design projects to supply the potential growth of the Uruguayan market, with an estimated gas demand of 5.5 MMm³/d (194.2 MMcf/d) and to furthermore meet additional opportunities on the southern of Brazil. The connection pipeline began to operate during second quarter, 2002.

- *Tariff regulation*

During January 2002, the National Congress approved a Public Emergency Law and Reform to Currency Regulation, in force until December 10, 2003. Such Law, among other subjects, leaves without effect the clause corresponding to adjustment in dollars and also the indexing clause based on other countries price index contemplated in the tariffs of the privatized public services. Likewise, it establishes that the prices and tariffs that result from such clauses are fixed in pesos with a an exchange relation of one argentine peso one dollar. Additionally, it grants the Government with power to renegotiate the contracts subscribed between the National Government and the public services companies, that among other aspects, should contemplate their income-yield capacity. In this actual scenario TGS considers as improbable to render successful its claim to move the PPI to regulated tariffs as well as the possibility to recover it through the Argentine Government. Although, the Company does not surrender to none of its rights neither to legal actions possible to apply according to express regulations within the Regulatory Frame. The mentioned rights will be maintained and applied in each administrative and juridical instance that TGS should appeal, even though during the renegotiation process referred in Law No. 25.561.

During 2000, the Company has begun the second five-year rate review process. On February 8, 2002, ENARGAS notified TGS about the suspension of the terms of such process until the results of the renegotiation process above mentioned is available.

On March 21, 2002, the Renegotiation Commission delivered the outlines for the renegotiation process approved by the Ministry of Economy, to all transportation and distribution licensed companies. In April 2002, TGS presented to that Commission all information required in those outlines, remarking the rights that assist the Company and its investors.

The original 120 day term for the renegotiation has been officially indefinitely extended. Additionally, Decree No. 293 establishes that the tariff renegotiation requires the approval of the National Congress. Final resolution of this renegotiation process is uncertain with respect to the time it will demand and its results.

At the beginning of August, 2002, the Renegotiation Commission required licensed companies to report their requested tariff increase. TGS gave an answer requiring a public audience for the discussion on this matter, which is foreseen in the License.

The Company's transportation operations will depend on the renegotiation results of the privatization contract mentioned above which will be driven by the National Government in the following months. There can be no assurance that the future negotiation with the National Government, or the future developments in the establishment of applicable regulations to the natural gas industry or in the interpretation of such regulations or of the License will be favorable to the Company or that there will not be decisions, or changes made to the regulatory frame-work which will adversely affect the financial condition or results of operations of the Company.

Non-regulated business

NGL production and commercialization

As opposed to the gas transportation segment, the liquid of Natural Gas ("NGL") production and commercialization segment is not subject to regulation by ENARGAS.

Net revenues from the NGL production and commercialization segment represented approximately 32% and 18% of the Company's total net revenues during the first half of 2002, and 2001, respectively. NGL production and commercialization activities are conducted at the Cerri Complex, located near Bahia Blanca and connected to each of TGS's main pipelines, where ethane, propane, butane and natural gasoline are recovered. TGS sells its production to NGL marketers and refineries, while natural gasoline is sold to other third parties, at current market prices. Ethane is sold to Polisur S.A. at agreed prices.

NGL production and commercialization revenues increased by Ps 46 million during the first half of 2002, as compared to the same period of last year, which, considering that the 2001 figures were restated by inflation, it results that sales have grown to a higher rate than the general inflation.

The mentioned increase is due to production volume increase and higher prices. The increase in the NGL production, that reached to 20%, is due to agreements signed with gas producers within the Neuquen area. Regarding such agreements, TGS has achieved to improve richness in gas arrived to Cerri Facility during the first half of 2002, neutralizing the impact generated by the incorporation of the MEGA SA company in operations during the first half of 2001; its processing capacity is 36 MMm^3/d. Great part of the increment of the production was addressed to exportation.

Regarding sales prices, and considering that they are exportable products, their prices within the internal market have been increased according to its exportation parity. Regarding prices within the external market, they have significantly been increased considering the devaluation of the argentine peso. Although, all sales associated to exportations were affected by 20% in retentions imposed by the National Government, which were reduced to a 5% beyond the closing of the six-month period based on an agreement between the companies of the sector and the National Government.

Other Services

Other services segment is not subject to regulation by ENARGAS.

The Company renders upstream activities, which basically consist of gas treatment, separation, removal of impurities from the natural gas stream and gas compression. These activities may also include gathering and gas transportation in gas fields. In addition, the Company also provides services related to pipeline construction, inspection and maintenance.

Net revenues derived from this segment increased by Ps. 8.1 million during first half of this year as compared to the same period of last year, basically as a consequence of the pipeline construction service rendered to LINK, above mentioned, and new telecommunications services (through TELCOSUR).

The tariffs of the main contracts associated to this business segment were originally set in dollars before the Public Emergency Law approval, which converted into pesos at the exchange rate of one peso one dollar.

By the date of issuance of this MD&A, the Company successfully achieved to renegotiate around a 48% of its contracts, maintaining same income-yield capacity stated in dollars. Regarding the other 52% of the contracts, mainly related to a contract with Pecom Energia SA, up-to-date TGS is renegotiating its clauses.

This segment includes income related to the telecommunications service. This service is granted through TELCOSUR SA ("TELCOSUR"), a company that is 99,98% managed by TGS. TELCOSUR has a license for its data-transmission services and its value-added telecommunication services. TELCOSUR booked a net income of Ps. 0,2 million during the six-month period ended on June 30, 2002. During 2001, TGS closed an investment of around US$ 26 million for the extension of its original system capacity, starting to operate a modern microwave's digital system with SDH technology. Also, TELCOSUR has achieved to reach agreements with important operators for the sales of telecommunications capacity and it has renegotiated the agreements closed during 2000, adapting them to industry's conditions but maintaining their economic value. Regarding the project for the construction of a high quality fiber-optical network among Buenos Aires, Bahía Blanca and Neuquen, during 2001, TELCOSUR has obtained easements and has developed the engineering of detail corresponding to corridors, also including the Atlantic Coast. In view of the serious economic and financial crisis in Argentina, TELCOSUR's management is evaluating the possibility to extend the terms originally established for the ending of the project referred to the construction of the fiber-optical network until this argentine's economic situation settles down.

Costs of Sales and Administrative and Selling Expenses

Costs of sales and administrative and selling expenses for the six-month period ended June 30, 2002 were up approximately Ps. 2.9 million as compared to the same period of last year. The variation is composed by the increase in the expenses for depreciation and amortizations, which have been incremented in Ps. 32,1 million, principally as a result of the negative exchange rate capitalization in fixed assets. The mentioned increase was compensated by a decrease in other operational costs, which, all together, have increased below inflation index.

Net Financial Expense

Net financial expense for the six-month period ended June 30, 2002, increased Ps. 625.3 million as compared to the same period of 2001, mainly as a result of the foreign exchange rate loss that could not be capitalized as of June 30, 2002 taking into account the Note 2. Also, as a result of the argentine currency devaluation effect, the interest accrued has increased significantly during the period of 2002.

Income tax expense

As of June 30, 2002, TGS did not accrued income tax due to the income tax loss carry-forward generated during this period as a result of the argentine currency devaluation.

2. Liquidity

The TGS's primary sources and uses of cash during the six-month periods ended June 30, 2002 and 2001, are shown in the table below:

	2002	2001
	(in million of pesos)	
Cash flows from operating activities	142.6	194.7
Cash flows used in investing activities	(59.2)	(293.1)
Cash flows from financing activities before dividends paid	(6.7)	175.9
Dividends paid	-	(89.4)
Cash flows from (used in) financing activities	(6.7)	86.5
Change in cash and cash equivalents	76.7	(11.9)

Cash flows from operating activities

Cash flows from operating activities during the six-month period ended June 30, 2002, decreased by Ps. 52.1 million as compared to the same period in 2001. Such decrease is principally due to operative generation of cash-flow did not increase at the same level that inflation did, considering that the income for sales in the transportation segment was frozen during the period. Also, the effect of the argentine peso's devaluation occurred at the beginning of the debt interest payment period, almost totally stated in dollars, significantly increased. Although, these impacts were partially compensated by lower administrative and commercial operational expenses, which a have increased to a rate lower than inflation index.

Cash flows used in investing activities

Cash flows used in investing activities during the six-month period ended June 30, 2002, decreased by Ps. 233.9 million as compared to the same period of 2001, basically reflecting higher capital expenditures associated to the gas transportation system expansion during the first half of 2001, and due to the norms initiated by the Company since the beginning of 2002 related to the cutting of investments.

Cash flows used in financing activities

Cash flows from financing activities before dividends paid decreased Ps. 182,6 million during the six-month period ended June 30, 2002, mainly as a result of higher indebtedness incurred to finance the capital expenditures mentioned above during the first half of 2001.

Regarding the dividends, as a consequence of the deeply economic crisis that our country is involved and impacting hardly in the financial situation of the Company, TGS has not paid dividends during the first quarter of 2002. During the first half of 2001, TGS paid dividends by 89.4 million, which were based on net income for the second half of 2000.

3. Second Quarter 2002 vs. Second Quarter 2001

The following chart resumes consolidated net income corresponding to second quarter 2002 and 2001:

	2002	2001	Variation
	(in million of pesos)		
Net Revenues	**204.2**	**259.0**	**(54.8)**
Gas transportation	109.1	203.6	(94.5)
NGL production and commercialization	88.8	49.3	39.5
Other services	6.3	6.1	0.2
Costs of Sales	**(86.6)**	**(90.5)**	**3.9**
Gross Operating Profit	**117.6**	**168.5**	**(50.9)**
Administrative and selling expenses ...	(8.4)	(13.1)	4.7
Operating Income	**109.2**	**155.4**	**(46.2)**
Other income (loss), net	(0.6)	(2.7)	2.1
Equity in earnings of affiliates	3.2	-	3.2
Net financial expense	52.3	(41.9)	94.2
Income tax expense	(0.6)	(39.6)	39.0
Net Income	**163.5**	**71.2**	**92.3**

Net revenues decreased from Ps. 259,0 during second quarter 2001 to Ps. 204,2 million in this quarter due to restatement of 2001 figures for inflation. Total sales income rose to a lower rate than general inflation, taking into account that gas transportation tariffs remained unchangeable during this period. However, this impact was particularly compensated by a higher income coming from the NGL production and commercialization which were even higher than inflation prices and a volume increase.

Gas transportation values decreased Ps. 94,5 million during this period since 2002 period tariffs were not adjusted. Second quarter 2001 income comprises several consecutive increases derived from PPI. Both impacts were partially compensated by a major average firm capacity in relation to the impact of new gas transportation contracts executed on July 2001 as well as major interruptible transportation services income. Average firm capacity increased from 60,4 MMm^3/d during second quarter 2001 to 61,5 MMm^3/d in this quarter.

NGL production and commercialization segment rendered a Ps 39,5 million increase. This increase means that income coming from this segment were higher than inflation. Within the local market, TGS increased its sales prices, meanwhile the amounts in pesos for NGL exportations were significantly incremented as a result of the argentine peso's devaluation. Likewise, as a consequence of the above-mentioned agreements reached with gas producers, TGS increased its NGL production in around 39% during this second quarter 2002, compared with production levels within same period of 2001. The main portion of the increase in the production was addressed to exportation. Although, major income related to exportations were affected by the retentions created by the Emergency Economic Law.

The cost of sales and the administration and commercialization expenses corresponding to second quarter 2002 – before depreciations and amortizations – decreased Ps. 19,1 millions compared with same period last year. Considering that the figures for the second quarter 2001 were restated by inflation, the mentioned decrease means that the costs of the Company have been increased lower than the general inflation evolution, measured by the Producer Price Index. Although, the decrease was partially compensated by a Ps. 10,5 million increase in the depreciation and amortization expense, mainly applicable to the capitalization of the negative exchange rate in fixed assets.

Financial results including interests, devaluation net impact as well as inflation impact, decreased Ps. 94,2 million in the second quarter 2002 compared to same period in 2001. Charges for interests during this period – in US dollars – were almost at the same level compared to the same period last year. Total average debt cost decreased around 8.56% during the second quarter 2002 from 9.49% during the same period 2001, partially compensated by a major average indebtedness. However, as a result of the argentine peso devaluation, charges for interests were substantially increased. The resting positive different reflects a gain for exposure to a 48% inflation rate during the second quarter, net of the non-capitalized devaluation impact in fixed assets.

TGS did not book income tax provision for second quarter ended by June 30, 2002, due to the existence of a tax carryforward generated by the argentine peso's devaluation.

4. Consolidated Balance Sheet Summary

Summary consolidated balance sheet information as of June 30, 2002, 2001, 2000, 1999, and 1998

	(in thousands of Argentine pesos as described in Note 3.a. to TGS's consolidated financial statements)				
	2002	2001	2000	1999	1998
Current assets	324,337	168,627	190,231	295,764	252,264
Non-current assets	5,441,622	4,244,725	3,913,472	3,809,525	3,484,240
Total	**5,765,959**	**4,413,352**	**4,103,703**	**4,105,289**	**3,736,504**
Current liabilities	2,037,213	388,373	540,389	1,044,196	806,373
Non-current liabilities	2,057,826	1,849,088	1,477,983	984,567	827,795
Sub Total	4,095,039	2,237,461	2,018,372	2,028,763	1,634,168
Shareholders' equity	1,670,920	2,175,891	2,085,331	2,076,526	2,102,336
Total	**5,765,959**	**4,413,352**	**4,103,703**	**4,105,289**	**3,736,504**

5. Consolidated Income Statement Summary

Summary consolidated income statement information for the six-month periods ended June 30, 2002, 2001, 2000, 1999 and 1998.

	(in thousands of Argentine pesos as described in Note 3.a. to TGS' consolidated financial statements)				
	2002	2001	2000	1999	1998
Operating income	225,716	301,067	282,194	279,713	277,194
Other income, net	(1,720)	(2,312)	(5,061)	417	614
Equity in earnings	1,657	-	-	-	-
Net financial expense	(711,426)	(86,102)	(93,569)	(76,877)	(45,736)
Net loss income before income tax	(485,773)	212,653	183,564	203,253	232,072
Income tax expense	(627)	(76,918)	(64,267)	(65,691)	(73,428)
Net (loss) income for the period	**(486,400)**	**135,735**	**119,297**	**137,562**	**158,644**

6. Statistical Data (Physical Units)

	As of June 30,					Second quarter ended June 30,				
	2002	2001	2000	1999	1998	2002	2001	2000	1999	1998
Gas Transportation										
Average firm contracted capacity (thousands of m³/d)	61,545	59,287	57,503	55,904	55,138	61,504	60,379	57,827	55,994	55,531
Average daily deliveries (thousands of m³/d)	48,783	47,344	49,437	46,378	38,878	56,094	51,372	55,071	52,267	45,433
LPG Production and commercialization										
• Production										
Ethane (metric tons "mt")	166,270	133,400	162,858	166,814	175,622	89,602	55,841	90,036	84,411	89,855
Propane (mt)	152,357	127,252	179,355	172,452	154,116	84,190	64,501	88,311	90,380	80,135
Butane (mt)	98,624	86,419	121,438	118,940	101,584	54,925	43,202	57,691	63,083	53,583
Natural Gasoline (mt)	47,075	40,501	56,272	57,916	42,978	26,900	20,295	28,287	31,113	23,217
• Local market sales (a)										
Ethane (mt)	166,270	133,400	162,858	166,814	175,622	89,602	55,841	90,036	84,411	89,855
Propane (mt)	80,837	90,115	130,598	128,977	144,309	55,148	45,434	69,487	68,473	78,577
Butane (mt)	46,317	57,035	97,868	87,686	93,109	27,264	26,137	49,625	46,308	50,319
Natural Gasoline (mt)	7,808	13,684	22,531	33,894	32,365	4,939	5,272	11,615	19,328	17,177
• Exports (a)										
Propane (mt)	65,050	17,621	43,135	41,785	6,048	26,867	4,762	10,568	25,129	1,528
Butane (mt)	53,605	22,720	27,047	39,807	8,478	31,707	13,558	10,365	24,804	5,439
Natural Gasoline (mt)	38,193	28,028	36,855	20,391	10,870	26,324	11,889	14,811	13,290	7,906

(a) Includes natural gas processed on behalf of third parties.

7. Comparative Ratios

	At June 30,				
	2002	2001	2000	1999	1998
Current assets to current liabilities	0.16	0.43	0.35	0.28	0.31
Total liabilities to shareholders' equity	2.45	1.03	0.97	0.98	0.78

8. Other Information

		For the six-month periods ended June 30,				
		2002	2001	2000	1999	1998
Return on net revenues	(a)	(1.12)	0.27	0.25	0.34	0.41
Earnings per share	(b)	(0.61)	0.17	0.15	0.17	0.20

(a) Net income to net revenues for the period.
(b) Based on 794,495,283 shares as of June 30, 2002.

Market value of securities at closing of last business day

	Shares in Buenos Aires Stock Exchange	*Global Program 1999 (second issuance) in United States*
Offering Price	2.70	—
January, 1998	2.26	—
February, 1998	2.36	—
March, 1998	2.32	—
April, 1998	2.35	—
May, 1998	2.16	—
June, 1998	2.24	—
July, 1998	2.38	—
August, 1998	1.89	—
September, 1998	1.98	—
October, 1998	2.08	—
November, 1998	2.02	—
December, 1998	1.98	—
January, 1999	1.93	—
February, 1999	1.99	—
March, 1999	1.90	—
April, 1999	1.91	—
May, 1999	1.80	—
June, 1999	1.88	—
July, 1999	1.73	—
August, 1999	1.54	—
September, 1999	1.65	—
October, 1999	1.70	—
November, 1999	1.67	—
December, 1999	1.88	—
January, 2000	1.58	—
February, 2000	1.83	—
March, 2000	1.69	—
April, 2000	1.63	—
May, 2000	1.55	—
June, 2000	1.80	—
July, 2000	1.64	—
August, 2000	1.48	101.62
September, 2000	1.50	102.62
October, 2000	1.75	102.62
November, 2000	1.45	98.52
December, 2000	1.40	99.31
January, 2001	1.57	100.66
February, 2001	1.44	101.35
March, 2001	1.52	98.44
April, 2001	1.40	93.78

May, 2001	1.41	96.45
June, 2001	1.38	99.85
July, 2001	1.26	97.05
August 2001	1.32	96.60
September 2001	1.12	94.21
October 2001	0.89	94.21
November 2001	0.98	94.21
December 2001	1.30	94.21
January 2002	1.78	55.00
February 2002	1.20	40.00
March 2002	1.05	35.00
April 2002	0.82	W/Q
May 2002	0.64	W/Q
June 2002	0.51	W/Q

9. Outlook

The significant changes that occurred in the first months of 2002 in the Argentine economy and the regulatory framework applicable to the natural gas industry imply a readjustment of the Company's future strategy. TGS was following a strategy oriented to growth in all its business lines, which would have required high levels of investment.

Under the current unstable environment, the Company's management deemed it prudent to review its strategic objectives. These will be oriented in the near future to safeguarding the Company's equity position through strict controls on expenses and investments so as to preserve the cash generated by operations.

At financial level, in spite of the serious financial crisis in Argentina which has led banks to temporarily suspend the granting of new lines of credit and the restrictions on remittances of funds abroad, so far TGS has fulfilled its financial commitments and has substantially renewed its debt maturities until the date of issue of this Summary of Activity. However, if the economic and financial context or new changes in current legislation and regulations or further postponements of tariff renegotiation processes continue to adversely affect the financial situation of the Company, its capacity to meet its obligations could be affected.

The Company is subject to compliance with certain restrictions imposed by current loan agreements, described in Note 6 to the non-consolidated financial statement of TGS. At June 30, 2002, TGS has been unable to comply with the financial restrictions described in paragraphs ii) and iii) of that note due to the effect of the devaluation of the peso on the financial debt denominated in dollars recorded by the Company at June 30, 2002 and interest accrued and generated by that debt during the period. At the date of issue of these financial statements, TGS is renegotiating those financial restrictions with its creditors.

Buenos Aires, August 27, 2002

Rafael Fernández Morandé
President

PRICEWATERHOUSECOOPERS

Price Waterhouse & Co.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2º
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

LIMITED REVIEW REPORT

To the President and Directors of
Transportadora de Gas del Sur S.A.

1. We have carried out a limited review of the consolidated balance sheet of Transportadora de Gas del Sur S.A. at June 30, 2002, and of the related consolidated statements of income, changes in shareholders' equity and cash flows for the six-month period then ended and the complementary notes and exhibits. The preparation and issuance of the consolidated financial statements are the responsibility of the Company's management.

2. Our review was limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements, which consist mainly of the application of analytical procedures to the amounts disclosed in the financial statements and inquiries of Company staff responsible for the preparation of the information included in the financial statements and of its subsequent analysis. These reviews are substantially less in scope than an audit, the objective of which is to express an opinion on the financial statements under review. Accordingly, we do not express an opinion on the Company's financial position, the results of operations, the changes in its shareholders' equity and its cash flows.

3. Consolidated balances at June 30, 2001 which are presented as comparative information were reviewed by another professional, who issued his limited review report without observations dated August 6, 2001.

4. As established by Resolutions No. 1/2002 and 3/2002 of the Professional Council in Economic Sciences of the City of Buenos Aires ("CPCECABA") and Resolutions No. 392 and 398 of the National Securities Commission ("CNV"), and as explained in Note 2. to the consolidated financial statements, as from January 1, 2002 the Company recognized the effects of the devaluation of the Argentine peso and capitalized certain negative exchange differences related to the indirect financing of fixed assets for a total net of adjustment of inflation and accumulated depreciation of thousand of $ 1,320,342, at June 30, 2002.

5. Note 2. details the situation at the end of the period in relation to the economic measures adopted by the National Government to confront the Argentine crisis, some of which may have been pending issue at the date of preparation of these financial statements. Those economic measures have significantly affected the Company's economic and financial equation. The main effects were as follows: i) adoption of a $ 1

5. to US$ 1 rate applicable to tariffs, ii) elimination of tariff adjustment clauses based on price indices applicable in other countries; and iii) incidence of the devaluation of the Argentine currency on the Company's operating costs and indebtedness structure. In this scenario, the National Government has called for a utility contract renegotiation process, including the License under which the Company operates. This process is at its initial stage, and at this time it is not possible to anticipate the effects that could be derived at the time of conclusion. The impact generated by all these measures adopted to date by the Government on the consolidated financial statements of the Company at June 30, 2002 was calculated according to the evaluations and estimates made by Management at the date of preparing the consolidated financial statements. Actual results could differ from those evaluations and estimates, and those differences could be significant. There is uncertainty as to the cash flows and future results to be generated by the Company's operations and, consequently, on whether the recoverable value of fixed assets exceeds their respective net book values. Therefore, the Company's financial statements may not report all the adjustments that could result from these adverse conditions.

6. The changes to the basic parameters of the Company's license as a result of the measures mentioned in the previous paragraph and especially the effect of the devaluation of the Argentine peso on the financial debt in foreign currency have resulted in non-compliance with certain covenants that the Company had agreed to observe in connection with certain financial liabilities. As a consequence, creditors could demand accelerated repayment of the debt shown by the Company as current or non-current according to the original maturities, based on the understanding that it will obtain a waiver regarding compliance with these ratios.

7. Company Management is currently defining and implementing an action plan to counteract the negative impact generated by the situation described above. Although Management considers that the action plan implemented will contribute to mitigating that negative impact, no assurance can be provided that it will succeed in implementing it and if once implemented it will meet the objectives. These circumstances raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements have been prepared by the Company assuming that it will continue as a going concern. Therefore, these consolidated financial statements do not include the effects of possible adjustments or reclassifications, if any, that might be required if the situations described above are not resolved in favor of continuing the Company's activities. At this time it is not possible to foresee the future development of the country's economy, the results of the License and covenant renegotiation process, or the consequences on the economic and financial situation of the Company. Thus, the Company's financial statements must be considered in the light of these uncertain circumstances.

PRICEWATERHOUSECOOPERS

8. Based on the work done and on our examination of the consolidated financial statements for the year ended December 31, 2001, on which we issued our report dated April 10, 2002 containing qualifications as to the uncertainties mentioned in paragraphs 5. and 7. of this report, considering the events occurred until that date, we report that the consolidated financial statements of Transportadora de Gas del Sur S.A. at June 30, 2002, prepared in accordance with accounting standards in effect in the Autonomous City of Buenos Aires, consider all significant facts and circumstances of which we have become aware and regarding them we have no observations to make other than those mentioned in paragraphs 3. to 7.

9. The accompanying consolidated financial statements are presented on the basis of accounting principles generally accepted in Argentina, which differ from the accounting principles generally accepted in other countries, including the United States of America.

Buenos Aires, August 27, 2002

PRICE WATERHOUSE & CO.

by (Partner)

TGS

THOMSON FINANCIAL

Contacts in Buenos Aires
Investor Relations
Eduardo Pawluszek, Finance & Investor Relations Manager
Gonzalo Castro Olivera, Investor Relations
(gonzalo_olivera@tgs.com.ar)
Maria Victoria Quade
(victoria_quade@tgs.com.ar)
Tel: (54-11) 4865-9077
Media Relation
Rafael Rodriguez Roda
Tel: (54-11) 4865-9050 ext. 1238

Contacts in New York
Thomson Financial Corporate Group
Mariana Crespo, Associate Director
(mariana.crespo@tfn.com)
Tel: (212) 80705014
Cecilia Salvatierra, Associate
(cecilia.salvatierra@tfn.com)
Tel: (212) 807-5106

TGS Reports Second Quarter and First Half Results[1]

FOR IMMEDIATE RELEASE: Wednesday, August 7, 2002

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. ("TGS" or "the Company") (NYSE: TGS, MERVAL:TGSU2) today reported net income of Ps. 163.5 million or Ps. 0.206 per share (Ps. 1.029 per ADS) for the second quarter of 2002, as compared to Ps. 71.2 million or Ps. 0.090 per share (Ps. 0.448 per ADS) for the same quarter of 2001. Net income increase is attributable to the recognition of a gain on exposure to inflation accounted for in the second quarter 2002, as explained below. For the six-month period ended June 30, 2002, TGS reported a net loss of Ps. 486.4 million or Ps. (0.612) per share (Ps. (3.061) per ADS), as compared to a net income of Ps. 135.8 million or Ps. 0.171 per share (Ps. 0.855 per ADS) for the first half of 2001.

To counter both the high inflation rates brought about by the end of the convertibility monetary system ($1=US$1) in Argentina at the beginning of 2002 and the distortion this caused in the Argentine companies' financial statements, the Argentine Government issued Decree N° 1269/02 on July 17, 2002. This decree, among other things, provided for the restoration of inflation accounting and urged the National Securities Commission ("CNV") to issue specific procedures to rule its application. Consequently, on July 25, 2002 the CNV issued Resolution N° 481/2002 which establishes the application of inflation accounting procedures starting January 1st, 2002 for any financial statements filed subsequent to the date of the resolution.

As a result, amounts for the second quarter and first half ended June 30, 2001, presented herein for comparative purposes, have been restated to June 30, 2002 using a conversion factor of 1.9562, which represents the rate of inflation during the first half of 2002, as measured by the wholesale internal price. Considering the little time between the date of the above-mentioned resolution and the filing deadline, TGS has requested from the CNV and the Buenos Aires Stock Exchange an extension for the filing of its financial statements as of June 30, 2002. Therefore, the information contained in this press release is unaudited.

[1] All figures included in this press release are unaudited.

Capitalization of the foreign exchange loss originated by the Argentine peso devaluation

As stated in our first quarter 2002 earnings release, at the beginning of 2002, the Professional Council of Economic Sciences of the City of Buenos Aires issued an accounting rule which allows the capitalization of the foreign exchange loss (originated by the Argentine peso devaluation which started in January 2002) generated by debts denominated in US dollars, whose purpose was to finance investments in fixed assets and/or other companies incorporated in Argentina. Such rule establishes that the foreign exchange loss generated by such debts could be capitalized proportionally to the corresponding remaining balances of such assets at the end of the period or year, up to the limit of their recoverable value. Consequently, for the first half 2002, TGS capitalized Ps. 1,360.8 million in the account "Property, Plant and Equipment, net".

Second Quarter ended June 30, 2002 vs. Second Quarter ended June 30, 2001

Net revenues decreased from Ps. 259.0 million for the second quarter 2001 to Ps. 204.2 million in the current quarter, as a result of the inflation adjustment of 2001 amounts. The decrease resulted from the fact that total revenues increased at a lower rate than the rate of inflation, considering that gas transportation tariffs remained frozen during the period, which was partially offset by the improvement in the NGL production and commercialization segment which went up more than inflation as a result of higher prices and volumes.

Gas transportation revenues for the current quarter decreased on a historical basis by Ps. 4.7 million principally as a result of the U.S. Producer Price Index ("PPI") increases accounted for during the second quarter of 2001. The accrual for PPI increases in gas transportation tariffs was reversed and suspended during the fourth quarter of 2001, when TGS recorded a loss in "Other expenses, net" reflecting the Company's inability to recover deferred PPI adjustments accrued both in 2001 and 2000. In January 2002, the Argentine National Congress passed the Economic Emergency and Exchange Rate Law, which will have effect until December 10th, 2003. Such law, among other things, suspended the dollar adjustment and any other adjustment provision based on foreign countries price index, which were included in the public services tariffs. In addition the law stipulated that the resulting prices and tariffs remain in pesos, at an exchange rate of US\$ 1=Ps. 1. Moreover, the law granted the Executive Power authorization to re-negotiate contracts between the national Government and the companies who render public services. Given the current scenario, TGS believes that it is improbable that either its legitimate claim to apply PPI increases to regulated tariffs or recover them through the Argentine Government will be fulfilled. However, the Company does not waive in any way its rights or the legal recourses it is entitled to, according to specific provisions contained in the Regulatory Framework. This negative effect was partially offset by higher average firm contracted capacity coming from the full effect of new gas transportation agreements entered into in May 2001 and higher interruptible service revenue. Firm contracted capacity rose from 60.4 million cubic meters a day ("MMm^3/d") or 2.13 Billion cubic feet a day ("Bcf/d") in the second quarter of 2001, to 61.5 MMm^3/d or 2.17 Bcf/d in the current quarter.

The NGL Production and Commercialization segment reported on a historical basis a Ps. 56.8 million increase. This increase reflects higher prices in pesos for sales in the local market, and higher amounts in pesos for the NLG exports, as a result of the devaluation of the Argentine peso. Additionally, as a result of various agreements with gas producers which improve the richness of the gas processed at the Cerri Complex, the Company increased its NGL production by almost 60% in the second quarter 2002, compared to second quarter 2001 production levels. Most of the additional production was exported to take advantage of dollar-denominated prices. However, increased revenues from exports were somewhat reduced by a tax on exports imposed by the Economic Emergency Law.

Other services segment reported a Ps. 2.6 million revenue increase on a historical basis, as a result of

construction services during the second quarter of 2002 rendered to Gas Link S.A. (a related company responsible for linking TGS's gas transportation system to the Cruz del Sur Pipeline).

Operating costs and administrative and selling expenses for the second quarter of 2002- before depreciation and amortization expenses - decreased by Ps. 17.9 million as compared to the same period of last year. Considering that amounts for the second quarter 2002 were adjusted for inflation, this decrease implies that the Company's costs increased at a lower rate than the general rate of inflation as measured by the wholesale internal price index. The decrease was partially mitigated by a Ps. 9.3 million increase in depreciation and amortization, largely attributable to the capitalization of the foreign exchange loss in fixed assets.

Net financial expense, which includes interest, net effect of devaluation and effect of inflation declined by Ps. 94.2 million in the second quarter of 2002 as compared to the same period of 2001. Interest accrual denominated in dollars remained almost unchanged compared to the same period of last year, considering that the average all-in-cost of debt declined to 8.56% in the current quarter from 9.49% in the 2001 quarter, compensated by a higher outstanding debt. However, as a result of the peso devaluation, interest expense increased by almost Ps. 80 million, which partially compensates the inflation adjustment effect of the second quarter 2001 amounts. Remainder positive difference reflects a gain on exposure to a 48% inflation rate during the quarter, net of the impact of devaluation not capitalized in fixed assets.

The Company did not make any accrual for income tax for the second quarter 2002 due the tax loss carry-forward generated by the Argentine peso devaluation.

Six-month period ended June 30, 2002

Net revenues decreased from Ps. 507.0 for the first half 2001 to Ps. 434.4 million in the first half of 2002, as a result of the inflation adjustment of the 2001 amounts. The decrease reflects that total revenues increased at a lower rate than the rate of inflation, considering that gas transportation tariffs remained frozen during the period, which was partially offset by an improvement in the NGL production and commercialization segment which went up more than inflation as a result of higher prices and volumes.

Gas transportation revenues for the first half 2001 decreased on a historical basis by Ps. 5.9 million principally as a result of the PPI increases accounted for during the same period of 2001, partially offset by a higher average firm contracted capacity resulting from the full effect of new gas transportation agreements entered into in May 2001, as well as a higher interruptible service revenue. Firm contracted capacity rose from 59.3 MMm^3/d or 2.09 Bcf/d in the first half of 2001 to 61.5 MMm^3/d or 2.17 Bcf/d in the first half of 2002.

The NGL Production and Commercialization segment reported on historical basis a Ps. 66.7 million increase, as a result of the effects mentioned above.

Other services revenue increased approximately by Ps. 8.1 million as a result of additional construction, upstream and telecommunication services rendered during the first half of 2002, including those to Gas Link S.A.

Operating costs and administrative and selling expenses for the first half of 2002- before depreciation and amortization expense- decreased by Ps. 28.5 million as compared to the same period of last year. Considering that amounts for the second quarter 2001 were adjusted for inflation, this decrease implies that the Company's costs increased at a lower rate than the general rate of inflation, as measured by the wholesale internal price index. The decrease was offset by a Ps. 31.4 million increase in depreciation and amortization expense, largely attributable to the capitalization of the foreign exchange loss in fixed assets.

Net financial expense during the first half of 2002 significantly increased as a result of the interest denominated in dollars and the significant effect of devaluation (net of the capitalized portion in fixed assets), which were partially offset by the impact of inflation

The Company did not make any accrual for income tax for the first half of 2002 due the tax loss carry-forward generated by the Argentine peso devaluation.

TGS, with a current delivery capacity of approximately 62.5 MMm³/d or 2.2 Bcf/d is Argentina's leading transporter of natural gas. The Company is also Argentina's leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS's controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Pecom Energía and Enron Corp. subsidiaries, hold approximately 70% of the Company's common stock. CIESA is currently owned 50% by Pecom Energía S.A. (formerly Perez Companc S.A.) and a subsidiary, and 50% by subsidiaries of Enron Corp.

Please see attached table for additional financial and operating information.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company's filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Transportadora de Gas del Sur S.A.

Financial and Operating Data for the second quarters and the six-month periods ended June 30, 2002 and 2001
(In million of constant Argentine pesos as of June 30, 2002, except for per share and per ADS information in pesos or where otherwise indicated)

Consolidated Income Statements	2nd Quarter		1st Semester	
	2002	2001	2002	2001
Net Revenues	**204.2**	**259.0**	**434.4**	**507.0**
Gas Transportation	109.1	203.6	275.1	401.8
NGL Production and Commercialization	88.8	49.3	139.3	93.3
Other Services	6.3	6.1	20.0	11.9
Operating Costs	**(86.6)**	**(90.5)**	**(191.5)**	**(177.8)**
Operation and maintenance	(39.6)	(53.4)	(87.2)	(105.6)
Depreciation and amortization expenses	(47.0)	(37.1)	(104.3)	(72.2)
Gross Operating Profit	**117.6**	**168.5**	**242.9**	**329.2**
Administrative and Selling Expenses	(8.4)	(13.1)	(17.3)	(28.1)
Operating Income	**109.2**	**155.4**	**225.6**	**301.1**
Other Expense, net	(0.6)	(2.7)	(1.7)	(2.3)
Equity in earnings of related companies	3.2	0.0	1.7	0.0
Net Financial gain (expense)	52.3	(41.9)	(711.4)	(86.1)
Net Income before Income Tax	**164.1**	**110.8**	**(485.8)**	**212.7**
Income Tax Expense	(0.6)	(39.6)	(0.6)	(76.9)
Net Income	**163.5**	**71.2**	**(486.4)**	**135.8**
Earnings per share	0.206	0.090	(0.612)	0.171
Earnings per ADS	1.029	0.448	(3.061)	0.855

Selected Financial Information

Capital Expenditures	30.2	165.1	50.6	298.9
EBITDA	176.7	192.1	350.0	376.2

Operating Data

Transmission Volumes (million of cf/d)

Average firm contracted capacity	2,171.8	2,133.0	2,171.8	2,094.1
Average deliveries	1,981.1	1,815.2	1,723.3	1,670.4

NGL sales (thousands of short tons)

Ethane	98.8	61.5	183.3	147.0
Propane and Butane	155.4	99.1	270.9	206.7
Natural Gasoline	34.5	19.0	50.7	46.0

TGS

THOMSON FINANCIAL

Contacts in Buenos Aires

Investor Relations
Eduardo Pawluszek, Finance & Investor Relations Manager
Gonzalo Castro Olivera, Investor Relations
(gonzalo_olivera@tgs.com.ar)
Maria Victoria Quade
(victoria_quade@tgs.com.ar)
Tel: (54-11) 4865-9077
Media Relation
Rafael Rodriguez Roda
Tel: (54-11) 4865-9050 ext. 1238

Contacts in New York

Thomson Financial Corporate Group
Mariana Crespo, Associate Director
(mariana.crespo@tfn.com)
Tel: (212) 80705014
Cecilia Salvatierra, Associate
(cecilia.salvatierra@tfn.com)
Tel: (212) 807-5106

TGS confirms First Half results, announced through a press release dated August 7, 2002

FOR IMMEDIATE RELEASE: Tuesday, August 27, 2002

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. ("TGS" or "the Company") (NYSE: TGS, MERVAL:TGSU2) announced today that its Board of Directors has approved the interim financial statements for the six-month period ended June 30, 2002. The results reported in such financial statements are the same as those announced on August 7, 2002, when the Company reported a net loss of Ps. 486.4 million or Ps. (0.612) per share (Ps. (3.061) per ADS), as compared to a net income of Ps. 135.8 million or Ps. 0.171 per share (Ps. 0.855 per ADS) for the first half of 2001.

New Accounting Rules in Argentina

TGS's interim financial statements for the six-month period ended June 30, 2002 include the effects of inflation and have been restated to constant Argentine pesos as of June 30, 2002, according to Technical Resolution ("TR") N° 6 approved by the Argentine Federation of Professional Council of Economic Sciences and amended by TR N° 19 also passed by such Federation. Amounts for the second quarter and first half 2001, presented herein for comparative purposes, have been restated to June 30, 2002 using a conversion factor of 1.9562, which represents the rate of inflation during the first half of 2002, as measured by the wholesale internal price index. Also, interim financial statements for the six-month period ended June 30, 2002, were prepared considering the new accounting rule issued by the Professional Council of Economic Sciences of the City of Buenos Aires, which allows the capitalization of the foreign exchange loss (originated by the Argentine peso devaluation which took place in January 2002) generated by debts denominated in US dollars, whose purpose was to finance investments in fixed assets and/or other companies incorporated in Argentina. Such rule establishes that the foreign exchange loss generated by such debts can be capitalized proportionally to the corresponding remaining balances of such assets at the end of the period or year, up to the limit of their fair value. Consequently, for the first half 2002, TGS capitalized Ps. 1,360.8 million in the account "Property, Plant and Equipment, net".

NYSE Listing Status

In spite of the recent increase in TGS's ADR price, in July 2002 the Company received notification from the New York Stock Exchange ("NYSE") in connection with the Company's non-compliance status regarding the Minimum Share Price criteria. According to such continued listing standard, the price of a traded security should be above US$1 over a consecutive 30 trading-day period. The listed company has the option of a six-month period or, if requested, until its next annual shareholders' meeting to pass a resolution and cure this deficiency. TGS has notified the NYSE that it intends to remain listed by curing this deficiency and that it is currently addressing options for raising its ADR price, which may require shareholder approval at the next annual shareholders' meeting. If, at the expiration of the six-month period, TGS's ADR price maintains its current price level above US$1, achieving an average as well as an absolute price of over US$1, the non-compliance status will result automatically cured.

Please see attached tables for additional financial and operating information

TGS, with a current delivery capacity of approximately 62.5 MMm³/d or 2.2 Bcf/d is Argentina's leading transporter of natural gas. The Company is also Argentina's leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS's controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Pecom Energía S.A. (formerly Perez Companc S.A.) and a subsidiary and Enron Corp. subsidiaries, hold approximately 70% of the Company's common stock. CIESA is currently owned 50% by Pecom Energía S.A. and a subsidiary, and 50% by subsidiaries of Enron Corp.

Exhibit I

Transportadora de Gas del Sur S.A.

Financial and Operating Data for the second quarters and the six-month periods ended June 30, 2002 and 2001

(In million of constant Argentine pesos as of June 30, 2002, except for per share and per ADS information or where otherwise indicated)

Consolidated Income Statements	2nd Quarter		1st Semester	
	2002	2001	2002	2001
Net Revenues	**204.2**	**259.0**	**434.4**	**507.0**
Gas Transportation	109.1	203.6	275.1	401.8
NGL Production and Commercialization	88.8	49.3	139.3	93.3
Other Services	6.3	6.1	20.0	11.9
Operating Costs	**(86.6)**	**(90.5)**	**(191.5)**	**(177.8)**
Operation and maintenance	(39.6)	(53.4)	(87.2)	(105.6)
Depreciation and amortization expenses	(47.0)	(37.1)	(104.3)	(72.2)
Gross Operating Profit	**117.6**	**168.5**	**242.9**	**329.2**
Administrative and Selling Expenses	(8.4)	(13.1)	(17.3)	(28.1)
Operating Income	**109.2**	**155.4**	**225.6**	**301.1**
Other Expense, net	(0.6)	(2.7)	(1.7)	(2.3)
Equity in earnings of related companies	3.2	0.0	1.7	0.0
Net Financial gain (expense)	52.3	(41.9)	(711.4)	(86.1)
Net Income before Income Tax	**164.1**	**110.8**	**(485.8)**	**212.7**
Income Tax Expense	(0.6)	(39.6)	(0.6)	(76.9)
Net Income	**163.5**	**71.2**	**(486.4)**	**135.8**
Earnings per share	0.206	0.090	(0.612)	0.171
Earnings per ADS	1.029	0.448	(3.061)	0.855

Selected Financial Information				
EBITDA	176.7	192.1	350.0	376.2
CAPEX	33.5	165.1	53.9	298.9

Operating Data				
Transmission Volumes (million of cf/d)				
Average firm contracted capacity	2,171.8	2,133.0	2,171.8	2,094.1
Average deliveries	1,981.1	1,815.2	1,723.3	1,670.4
NGL sales (thousands of short tons)				
Ethane	98.8	61.5	183.3	147.0
Propane and Butane	155.4	99.1	270.9	206.7
Natural Gasoline	34.5	19.0	50.7	46.0

Exhibit II

Transportadora de Gas del Sur S.A.
Consolidated Business Segment Information for the six-month period ended June 30, 2002 and 2001
(In million of constant Argentine Pesos as of June 30, 2002)

Six month period ended June 30, 2002	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	275.1	139.3	20.0	-	434.4
Operating income (loss)	151.8	87.9	3.2	(17.3)	225.6
Depreciation of PP&E	77.6	14.4	7.4	4.7	104.1
Additions to PP&E	51.0	1.1	1.6	0.2	53.9
Identifiable assets	4,809.7	482.3	215.2	258.8	5,766.0
Six month period ended June 30, 2001					
Net revenues	401.8	93.3	11.9	-	507.0
Operating income (loss)	291.6	36.2	1.4	(28.1)	301.1
Depreciation of PP&E	53.8	10.4	3.0	5.4	72.6
Additions to PP&E	242.2	3.0	52.7	1.0	298.9
Identifiable assets	3,778.6	366.5	159.7	108.6	4,413.4

Breakdown of Net Financial Expense for the six -month periods ended June 30, 2002 and 2001

	Six-month period ended June 30, 2002	Six-month period ended June 30, 2001
Generated on Assets		
Interest gain	6.0	4.4
Loss on exposure to inflation	(209.2)	
Foreign exchange gain	163.6	-
Total	**(39.6)**	**4.4**
Generated on Liabilities		
Interest expense	(168.1)	(1) (80.4)
Gain on exposure to inflation	121.9	-
Foreign exchange loss	(606.6)	(2.5)
Intangible assets depreciation	(7.3)	(5.7)
Others	(11.7)	(1.9)
Total	**(671.8)**	**(90.5)**

(1) Net of capitalized interest Ps. 8.3 million.

Exhibit III

Transportadora de Gas del Sur S.A.

Consolidated Balance Sheets as of June 30, 2002 and 2001

(In million of constant argentine pesos as of June 30, 2002)

	June 30,	
	2002	2001
Current assets		
Cash	4.8	1.5
Investments	188.1	25.6
Trade receivables	98.3	111.5
Other receivables	31.1	23.3
Inventories	2.1	6.7
Total current assets	324.4	168.6
Non current assets		
Trade receivables	8.2	103.0
Other receivables	17.7	23.4
Investments	32.0	19.8
Property, plant and equipment, net	5,316.3	4,014.5
Intangible assets, net	67.4	84.1
Total non current assets	5,441.6	4,244.8
Total assets	5,766.0	4,413.4
Current liabilities		
Accounts payable	74.3	131.6
Loans	1,939.8	203.4
Payroll and social security taxes	3.0	5.9
Taxes payable	17.7	44.7
Other liabilities	2.5	2.8
Total current liabilities	2,037.3	388.4
Non current liabilities		
Loans	2,057.8	1,849.1
Total liabilities	4,095.1	2,237.5
Shareholders' equity	1,670.9	2,175.9
Total liabilities and shareholders' equity	5,766.0	4,413.4

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2002 and 2001

(In million of constant argentine pesos as of June 30,2002)

	Six-month periods ended June 30, 2002	2001
Cash flows from operating activities		
Net (loss)/ Income for the period	(486.4)	135.8
Reconciliation of net (loss)/income for the period to cash flows from operating activities:		
Depreciation of property, plant and equipment	104.1	72.6
Amortization of intangible assets	12.2	10.6
Consumption of materials	1.0	0.9
Increase of allowances	0.0	1.1
Equity in earnings	(1.7)	–
Gain on exposure to inflation	45.4	–
Foreign exchange loss	459.3	–
Changes in assets and liabilities:		
Trade receivables	(31.5)	(30.3)
Other receivables	(22.6)	(0.5)
Inventories	0.8	(4.6)
Accounts payable	31.8	9.4
Payroll and social security taxes	(2.6)	(2.6)
Taxes payable	7.1	(0.6)
Other liabilities	1.8	(0.3)
Interest payable and others	23.9	3.2
Cash flows from operating activities	**142.6**	**194.7**
Cash flows used in investing activities		
Investment in subsidiary	(1.1)	(0.2)
Additions to property, plant and equipment	(58.1)	(273.3)
Acquisition of Argentine Government Bond	0.0	(19.6)
Cash flows used in investing activities	**(59.2)**	**(293.1)**
Cash flows from (used in) financing activities		
Net (decrease)/ increase of debt	(6.7)	175.9
Dividends paid	–	(89.4)
Cash flows (used in)/ from financing activities	**(6.7)**	**86.5**
Net increase / (decrease) in cash and cash equivalents	**76.7**	**(11.9)**
Cash and cash equivalents at the beginning of year	**108.8**	**39.0**
Cash and cash equivalents at the end of period	**185.5**	**27.1**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Transportadora de Gas del Sur S.A.

By: /s/Claudio Schuster

Name: Claudio Schuster
Title: **Chief Financial Officer**

By: /s/Cristian Dougall

Name: Cristian Dougall
Title: **Senior Legal Counsel**